                                                Filed pursuant to Rule 424(b)(1)
                                                Reg. No. 333-44055


                                 [MEDICIS LOGO]

                                4,000,000 SHARES

                              CLASS A COMMON STOCK

     All of the 4,000,000 shares of the Class A Common Stock (unless the context otherwise requires, "Common Stock") offered hereby are being issued and sold by Medicis Pharmaceutical Corporation ("Medicis" or the "Company"). On February 5, 1998, the last sale price of the Company's Common Stock, as reported on the Nasdaq National Market, was $48.56 per share. See "Price Range of Common Stock." The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "MDRX."
                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================
                                                              UNDERWRITING
                                              PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                               PUBLIC         COMMISSIONS        COMPANY(1)
-----------------------------------------------------------------------------------------------
Per Share................................       $48.25           $2.53             $45.72
-----------------------------------------------------------------------------------------------
Total(2).................................    $193,000,000     $10,132,500       $182,867,500
===============================================================================================

(1) Before deducting expenses payable by the Company estimated at $500,000.

(2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 600,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $221,950,000, $11,652,375 and $210,297,625, respectively. See "Underwriting."
                            ------------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco, California, on or about February 11, 1998.

BANCAMERICA ROBERTSON STEPHENS
                               HAMBRECHT & QUIST
                                                            SALOMON SMITH BARNEY

                The date of this Prospectus is February 6, 1998

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATED COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Summary...............................................................................     2
Risk Factors..........................................................................     5
Use of Proceeds.......................................................................    18
Dividend Policy.......................................................................    18
Price Range of Common Stock...........................................................    19
Capitalization........................................................................    20
Dilution..............................................................................    21
Selected Consolidated Financial Data..................................................    22
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................    23
Business..............................................................................    33
Management............................................................................    52
Principal Stockholders................................................................    56
Description of Capital Stock..........................................................    58
Underwriting..........................................................................    60
Legal Matters.........................................................................    61
Experts...............................................................................    61
Available Information.................................................................    62
Incorporation of Certain Documents by Reference.......................................    62

     As used herein, the term "Medicis" or the "Company" includes the Company and its wholly-owned subsidiaries.

     MEDICIS(R), MEDICIS THE DERMATOLOGY COMPANY(R), THERAMYCIN Z(TM), TRIAZ(R), BENZASHAVE(R), DYNACIN(R), LIDEX(R), LIDEX-E(R), SYNALAR(R), ZOSTRIX(R), NOVACET(R), OCCLUSAL(R), GENDERM(R), ZONALON(R), SALAC(R), PENTRAX(R), ESOTERICA(R), THERAPLEX(R), HYDROLOTION(R), THERAPLEX CLEARLOTION(R), LUSTRA(TM), TxSYSTEMS by Medicis(TM), AFIRM(TM), b-LIFTx(TM) ("BETA-LIFTx") and PRE-CLEANSE(TM) are trademarks or servicemarks used in this Prospectus which are owned by the Company. All other trademarks and registered trademarks used in this Prospectus are the property of their respective owners.

                                    SUMMARY

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

     The following summary is qualified in its entirety by the more detailed information and financial data, including "Risk Factors," appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Medicis Pharmaceutical Corporation is the leading independent pharmaceutical company in the United States focusing exclusively on the treatment of dermatological conditions. The Company offers prescription, over-the-counter ("OTC"), and cosmetic dermatology products, emphasizing the clinical effectiveness, quality, affordability and cosmetic elegance of its products. Medicis has achieved a leading position in branded products for the treatment of acne, acne-related conditions, psoriatic conditions, and pruritic conditions, while also offering the leading OTC fade cream product line in the United States. The Company has built its business through successfully introducing prescription pharmaceuticals such as DYNACIN and TRIAZ products for the treatment of acne, as well as marketing OTC products such as the ESOTERICA fade cream product line. In addition, Medicis has acquired the rights to LIDEX and SYNALAR corticosteroid product lines in the United States and Canada from Syntex USA, Inc., ("Syntex"), and the entire product line of GenDerm Corporation ("GenDerm") including ZOSTRIX topical analgesics and NOVACET acne rosacea treatments. Medicis has also formed a new business unit, TxSYSTEMS by MEDICIS, to market non-prescription cosmetic dermatology products for sale directly to dermatologists in the United States for administration and dispensing to patients.

     The Company believes that the dermatology market offers a unique opportunity in the pharmaceutical industry because it is highly fragmented. Although the prescription and non-prescription dermatology market in the United States was estimated to have annual sales of approximately $5 billion in 1996, most dermatological products have total annual domestic sales of less than $50 million each. Several factors, including industry consolidation, pricing pressure and the high cost of new pharmaceuticals, have caused major pharmaceutical companies to shift their focus away from fragmented markets into markets that offer the potential for billion dollar annual sales for single products or product lines. Since most dermatological products do not have the level of sales potential sought by these major manufacturers, specialized pharmaceutical companies such as Medicis can identify and pursue niche market opportunities. In addition, only approximately 3,200 dermatologists, of the approximately 6,600 office-based dermatologists and approximately 1,500 university-based or hospital-based dermatologists in the United States, are responsible for 80% of all prescriptions written by dermatologists.

     Since inception, Medicis has focused on increasing its penetration into the dermatology market by providing the highest-quality customer service to dermatologists, and by offering products with clinically proven therapeutic or cosmetic advantages. The Company intends to leverage its focused marketing and sales force by continuing to strategically acquire, in-license or enter into co-development agreements for products that address significant opportunities in the dermatology market. In addition, the Company intends to leverage its resources through selectively out-licensing non-sales and non-marketing functions, such as laboratory research, manufacturing and warehousing.

     Medicis has focused its prescription pharmaceutical efforts primarily on products that treat acne, acne-related conditions and inflammatory skin conditions through its leading products, DYNACIN, LIDEX and TRIAZ. DYNACIN, introduced in November 1992, is one of the leading branded oral antibiotics for the treatment of acne in the United States. DYNACIN has achieved its current position as the leading branded minocycline product in the United States due to its convenient once or twice daily dosing, reduced gastric irritation and virtual absence of bacterial resistance. The TRIAZ product line, introduced in October 1995, is used for the topical treatment of acne. The Company believes TRIAZ products offer several advantages over competing products including improved stability, greater convenience, reduced costs and fewer side effects. The Company believes LIDEX, acquired in 1997, is one of the most widely accepted, efficacious and safe topical steroid treatments available. LIDEX alleviates inflammations of the skin by reducing swelling and pain, relieving itching and constricting blood vessels in the skin.

     The Company's leading OTC products include the ESOTERICA line of topical creams, the leading line of OTC fade creams in the United States, used to correct minor skin discoloration problems such as age spots, dark patches and freckles, and ZOSTRIX, the leading line of capsaicin-based topical analgesic creams to treat arthritic pain in the United States. The Company's TxSYSTEMS by MEDICIS products include AFIRM, used to exfoliate skin and restore and enhance the natural cell renewal process and reduce the appearance of fine lines, superficial scars and skin discoloration, and BETA-LIFTx, used to simulate cell turnover and renewal.

     Medicis has achieved significant increases in sales and net income since its inception through acquisitions of product lines and businesses and through internal growth of the Company's products. For the fiscal years ended June 30, sales have increased to $41.2 million in 1997 from $11.1 million in 1993. The Company's net income has increased to $17.3 million in fiscal 1997 from $656,000 in fiscal 1994, the Company's first year of profitability.

     The Company's principal offices are located at 4343 East Camelback Road, Suite 250, Phoenix, Arizona 85018-2700, and its telephone number is (602) 808-8800.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information presented or referenced herein, the discussion of risk factors on pages 5 to 17 of this Prospectus should be considered carefully in evaluating an investment in the Common Stock. The risks of investing in the Common Stock include the following factors: Dependence on Sale of Key Products; Uncertainty of Future Financial Results, Fluctuations in Operating Results; Dependence on Acquisition Strategy and New Product Introductions; Risks Associated with GenDerm Acquisition; Intense Competition, Uncertainty of Technological Change; Uncertainty of Managing Growth; Reliance on Third-Party Manufacturers and Sole-Source Suppliers; Uncertainty of Product Development; Uncertainty of Government Regulation; Uncertainty of Enforceability of Trademarks, Patents and Proprietary Rights; Customer Concentration, Consolidation of Distribution Network; Uncertainties Relating to Pharmaceutical Pricing, Third-Party Reimbursement and Health Care Reform; Potential Product Liability, Limited Insurance Coverage; Dependence on Licenses from Others; Risk of Product Recall and Product Returns; Management Discretion Over Application of Proceeds; Dependence on Key Personnel; Uncertainty of Access to Capital; Volatility of Common Stock Price; Control by Directors and Officers; Market Risk of Shares Eligible For Future Sales; Dilution; Anti-Takeover Effect of Charter Provisions, Rights Plan, Stock Option Vesting, Employment Agreement and Delaware Law; and Lack of Cash Dividends. For a discussion of the risks of investing in the Common Stock, see "Risk Factors."

                                  THE OFFERING

Common Stock Offered by the Company............  4,000,000 shares
Common Stock Outstanding After the Offering....  18,385,597 shares(1)
Use of Proceeds................................  The licensing or acquisition of formulations, technologies, products or businesses, marketing
                                                 expenses associated with new product introductions,
                                                 expansion of marketing and sales capabilities,
                                                 research and development and general corporate
                                                 purposes. See "Use of Proceeds."
Nasdaq National Market Symbol..................  MDRX

---------------
(1) Based on shares outstanding as of December 31, 1997. Includes 281,974 shares of Class B Common Stock, $0.014 par value ("Class B Common Stock"), each share of which is convertible into one share of Class A Common Stock. Excludes 1,673,761 shares of Class A Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $22.48 per share. See "Description of Capital Stock."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                                          SIX MONTHS ENDED
                                                                 YEAR ENDED JUNE 30,                        DECEMBER 31,
                                                 ----------------------------------------------------    -------------------
                                                 1993(1)     1994(1)     1995       1996       1997       1996      1997(3)
                                                 --------    -------    -------    -------    -------    -------    --------
STATEMENTS OF OPERATIONS DATA:
Net sales......................................  $ 11,088    $17,059    $19,132    $25,310    $41,159    $15,776    $ 30,839
Gross profit...................................     7,215     11,239     13,282     18,354     31,797     11,569      25,290
Operating expenses.............................    18,694     11,011     11,622     12,379     18,933      7,675      49,521
                                                 --------    -------    -------    -------    -------    -------     -------
Operating income (loss)........................   (11,479)       228      1,660      5,975     12,864      3,894     (24,231)
Net income (loss)..............................  $(11,654)   $   656    $ 1,613    $ 7,880    $17,345    $ 6,855    $(27,300)
                                                 ========    =======    =======    =======    =======    =======     =======
Basic net income (loss) per share(2)...........  $  (1.41)   $  0.07    $  0.16    $  0.77    $  1.31    $  0.56    $  (1.90)
                                                 ========    =======    =======    =======    =======    =======     =======
Diluted net income (loss) per share(2).........  $  (1.41)   $  0.07    $  0.16    $  0.72    $  1.24    $  0.53    $  (1.81)
                                                 ========    =======    =======    =======    =======    =======     =======
Number of shares used in computing basic net
  income (loss) per share(2)...................     8,261      9,455      9,890     10,255     13,191     12,199      14,340
Number of shares used in computing diluted net
  income (loss) per share(2)...................     8,261      9,455      9,890     10,891     14,039     13,045      15,042

                                                                                              DECEMBER 31, 1997
                                                                                         ---------------------------
                                                                                          ACTUAL      AS ADJUSTED(4)
                                                                                         --------     --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments......................................  $ 33,617        $215,985
Working capital........................................................................    51,363         233,731
Total assets...........................................................................   139,570         321,938
Total stockholders' equity.............................................................   110,950         293,318

---------------
(1) The fiscal year ended June 30, 1994 ("fiscal 1994") and the fiscal year ended June 30, 1993 ("fiscal 1993") include the operations of Dyad Pharmaceutical Corporation ("Dyad"), which were divested by the Company in the fiscal year ended June 30, 1995 ("fiscal 1995").

(2) In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS128"). SFAS128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS128 requirements.

(3) The six months ended December 31, 1997 includes a $35.4 million charge for in-process research and development relating to the GenDerm acquisition. Absent this special charge, net income would have been $8.1 million and basic and diluted net income per share would have been $0.56 and $0.54, respectively.

(4) Adjusted to reflect the sale of 4,000,000 shares of Common Stock by the Company at the public offering price of $48.25 per share and the receipt of the estimated net proceeds therefrom.

     Except as otherwise specified herein, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

DEPENDENCE ON SALES OF KEY PRODUCTS

     The Company derives a majority of its revenue from sales of DYNACIN, TRIAZ and LIDEX products and expects the newly acquired line of ZOSTRIX products to also be a significant contributor to revenues (the "Key Products"). The Company believes that sales of the Key Products will constitute the majority of net sales for the foreseeable future. Accordingly, any factor adversely affecting the sale of the Key Products individually or collectively would have a material adverse effect on the Company's business, financial condition and results of operations. Each of the Key Products could be rendered obsolete or uneconomical by regulatory or competitive changes. The sale of Key Products could also be adversely affected by other factors, including manufacturing or supply interruptions, the development of new competitive pharmaceuticals to treat the conditions addressed by the Key Products, technological advances, factors affecting the cost of production, marketing or pricing actions by one or more of the Company's competitors, changes in the prescribing practices of dermatologists, changes in the reimbursement policies of third-party payors, product liability claims or other factors. See "Business -- Products in Development," "-- Manufacturing," "-- Certain License and Royalty Agreements," "-- Competition" and "-- Government Regulation."

UNCERTAINTY OF FUTURE FINANCIAL RESULTS; FLUCTUATIONS IN OPERATING RESULTS

     The Company's results of operations may vary from period to period due to a variety of factors, including expenditures incurred to acquire, license and promote pharmaceuticals, expenditures and timing relating to acquisition and integration of businesses, changes in the prescribing practices of dermatologists, the introduction of new products by the Company or its competitors, cost increases from third-party manufacturers, manufacturing or supply interruptions, the availability and cost of raw materials, the mix of products sold by the Company, changes in marketing and sales expenditures, market acceptance of the Company's products, competitive pricing pressures, general economic and industry conditions that affect customer demand, and the Company's level of research and development activities. In addition, the Company's business has historically been subject to seasonal fluctuations, with lower sales generally being experienced in the first quarter of each fiscal year. As a result of customer buying patterns, a substantial portion of the Company's revenues has been in the last month of each quarter. The Company schedules its inventory purchases to meet anticipated customer demand. As a result, relatively small delays in the receipt of manufactured products by the Company could result in revenues being deferred or lost. The Company's operating expenses are based on anticipated sales levels, and a high percentage of the Company's operating expenses are relatively fixed in the short term. Consequently, variations in the timing of recognition of revenue could cause significant fluctuations in operating results from period to period and may result in unanticipated earnings shortfalls or losses. There can be no assurance that the Company will maintain or increase revenues or profitability or avoid losses in any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

DEPENDENCE ON ACQUISITION STRATEGY AND NEW PRODUCT INTRODUCTIONS

     The Company's strategy for growth is substantially dependent upon its continued ability to acquire products targeted at the dermatology market. The Company engages in limited proprietary research and development of new products and must rely upon the willingness of other companies to sell or license product lines. Other companies, including those with substantially greater financial, marketing and sales resources, compete with the Company to acquire such products. There can be no assurance that the Company will be able to acquire rights to additional products on acceptable terms, or at all. The failure of the Company to acquire additional products or successfully introduce new products could have a material adverse effect on the Company's business, financial condition and results of operations. Further, any new internally developed or acquired products may have different distribution channels and may face different pricing pressures and levels of competition than the Company's current products. Consequently, there can be no assurance that the Company will be able to compete favorably and attain market acceptance in any new product category or successfully integrate any acquired products or businesses. In addition, any such products may require the Company to significantly increase its sales force and incur commensurate expenses in anticipation of a new product introduction. Failure of the Company to successfully introduce and market new products, whether internally developed or acquired from third parties, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

RISKS ASSOCIATED WITH GENDERM ACQUISITION

     In December 1997, the Company acquired 100% of the common stock of GenDerm for approximately $60.0 million; and the Company could pay an additional sum not to exceed $20.0 million if sales of GenDerm products, as defined in the acquisition agreement, are in excess of $31.0 million during calendar 1999 and certain other conditions are met (the "GenDerm Earnout Amount"). Products acquired in the transaction include, among others, the prescription brands NOVACET and ZONALON, as well as the OTC brands ZOSTRIX, OCCLUSAL-HP, PENTRAX, and SALAC. Prior to the acquisition, the Company did not market any products in the topical acne rosacea treatment, anti-itch medication, analgesic or wart treatment markets, and the Company has no experience marketing such products. Successful integration of these products by the Company is important to maintaining growth of sales of these products. The historical net sales of GenDerm, prior to its acquisition by Medicis, are based upon GenDerm's sales practices which the Company believes may have included discounts and sales incentives to increase GenDerm's sales above historic consumption levels. Due to these selling practices, there can be no assurance that the Company can attain similar sales levels of the GenDerm products. There can be no assurance that the Company will be able to successfully integrate, market and sell the products acquired from GenDerm, or that such products will be accepted by the market at levels previously achieved by GenDerm, or sufficient to maintain growth. The failure of the Company to successfully integrate, market and sell these products would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the integration of the operations, functional and financial controls, and reporting systems of GenDerm with and into the operations of the Company has not yet been completed, and there can be no assurance that such integration will be accomplished successfully or without significant expense, delay or diversion of management resources.

     The acquisition involves a number of risks that could adversely affect the Company's operating results, including the assumption of liabilities and obligations of GenDerm, including the liabilities and obligations which may not have been adequately disclosed to the Company, the diversion of management's attention, and the assimilation of the acquired operations into the Company's business, and the valuation of acquired intangible assets. The agreement governing the terms of the acquisition limits the Company's remedies for any losses incurred by the Company in connection with the acquisition to the indemnification rights specifically provided to the Company under the agreement governing the acquisition. The indemnification rights are limited to a maximum of $11.0 million, subject to certain adjustments, together with the GenDerm Earnout Amount, and any interest thereon. Any claims for indemnification must be made prior to August 1, 2000 in accordance with the terms of the agreement governing the acquisition. There can be no assurance that the acquisition of GenDerm by the Company will not materially and adversely affect the Company or that such acquisition will enhance the Company's business. See "Management Discussion and Analysis of Financial Condition and Results of Operations."

INTENSE COMPETITION; UNCERTAINTY OF TECHNOLOGICAL CHANGE

     The pharmaceutical industry is characterized by intense competition, rapid product development and technological change. Most of the Company's competitors are large, well-established pharmaceutical, chemical, cosmetic or health care companies with considerably greater financial, marketing, sales, development and technical resources than those available to the Company. Additionally, many of the Company's present and potential competitors have research and development capabilities that may allow such competitors to develop new or improved products that may compete with the Company's product lines. The Company's products could be rendered obsolete or made uneconomical by the development of new or improved products to treat the conditions addressed by the Company's products, technological advances affecting the cost of production, or marketing or pricing actions by one or more of the Company's competitors. The Company's business, financial condition and results of operations could be materially adversely affected by any one or more of such developments.

     DYNACIN competes with Minocin, a branded minocycline product marketed by American Home Products Corporation ("AHP"); Vectrin, marketed by Warner-Chilcott Laboratories, Inc. ("Warner-Chilcott") and generic minocycline products marketed by Schein Pharmaceuticals, Inc. ("Schein"), BioCraft Laboratories, Inc. ("BioCraft") and Barr Laboratories, Inc. ("Barr Labs"). Other oral antibiotics utilized for the treatment of acne include erythromycin, doxycycline and tetracycline marketed in branded and generic form by a variety of companies. LIDEX competes with a number of corticosteroid brands in the super-, high-, mid-, and low-potency categories for the treatment of inflammatory and hyperproliferative skin conditions. Competing brands include Halog, marketed by Westwood-Squibb Pharmaceuticals, Inc.; Elocon, Diprolene, Diprosone and Valisone, marketed by Schering-Plough Corporation.; Cyclocort, marketed by Fujisawa Pharmaceuticals Co., Ltd.; Temovate and Cutivate, marketed by Glaxo Wellcome plc; Psorcon, marketed by Rhone-Poulenc Rorer Pharmaceutical, Inc. ("Rhone"); and Aristocort, marketed by AHP. The Company believes that TRIAZ competes with Benzamycin, marketed by a subsidiary of Rhone; Benzac, marketed by Galderma, Inc., a subsidiary of L'Oreal ("Galderma"); and Cleocin-T and a generic topical clindamycin, marketed by Pharmacia & Upjohn Co, Inc. ZOSTRIX primarily competes with other topical analgesics, including Capzasin, Aspercreme and Sportscreme marketed by Thompson Medical Company, Inc.; Icy Hot and Flexall, marketed by Chattem Inc.; Bengay, marketed by Pfizer Inc. and other private label capsaicins and hot/cold rubs. In addition, the Company's other products, including the OTC and cosmetic dermatology products, also compete with various brands and private-label products, as well as with compounds which some dermatologists formulate themselves in small quantities for their patients.

     Several of the Company's products, including DYNACIN and LIDEX, compete with generic (non-branded) pharmaceuticals which claim to offer equivalent therapeutic benefits at a lower cost. In some cases, insurers and other third-party payors seek to encourage the use of generic products by making branded products less attractive, from a cost perspective, to buyers. In addition, certain of the Company's OTC products, including ZOSTRIX, compete with private label products. The aggressive pricing activities of the Company's generic and private label competitors and the payment and reimbursement policies of third-party payors could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Competition."

UNCERTAINTY OF MANAGING GROWTH

     The Company has recently experienced a period of significant expansion of its operations that has placed a significant strain upon its management system and resources. The Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage an increasing number of employees. The Company's failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's business strategy includes potential acquisitions of products and businesses and introductions of new products. The Company anticipates that the integration of additional new businesses or potential products, if any, would require significant expense and management time and attention. Failure to manage growth effectively would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Business Strategy" and "-- Products in Development."

RELIANCE ON THIRD-PARTY MANUFACTURERS AND SOLE-SOURCE SUPPLIERS

     The Company currently contracts for all of its manufacturing needs and is required by the United States Food and Drug Administration ("FDA") to contract only with manufacturers that comply with the FDA's current Good Manufacturing Practices ("cGMP") regulations and other applicable laws and regulations. The Company typically does not enter into long-term manufacturing contracts with third-party manufacturers. Whether or not such contracts exist, there can be no assurance that the Company will be able to obtain adequate supplies of its products in a timely fashion, on acceptable terms, or at all.

     The Company's DYNACIN products are manufactured solely by Schein in compliance with the Company's specifications and quality standards pursuant to a supply agreement. Under the agreement, Schein manufactures minocycline for sale in the branded market exclusively for the Company, but may manufacture and sell minocycline for itself or others as a generic product. Schein currently manufactures minocycline for the generic market under its own label. The supply agreement expires in December 1999, but is subject to automatic renewal for successive two-year periods if neither party gives timely notice of termination. It may also be terminated by either party without cause upon 12-months notice. Schein may terminate the exclusivity portion of the agreement if its profit margin on sales of DYNACIN products falls below a specified level. The agreement also provides that the Company will purchase all of its requirements for minocycline from Schein but may purchase some of its requirements from another manufacturer if Schein fails to meet certain cost standards or fails to provide the Company with all of its requirements for two of four consecutive quarters. Either party may terminate the agreement in the event that the other party cannot perform under the agreement for a period of three months or longer for certain reasons beyond its control. The inability of Schein to fulfill the Company's supply requirements for DYNACIN, one of the Company's largest-selling products, in a timely fashion would have a material adverse effect on the Company's business, financial condition and results of operations.

     The majority of the Company's LIDEX products are manufactured by Patheon Inc. ("Patheon") in accordance with a manufacturing and supply agreement. Under the terms of the agreement, F. Hoffman La-Roche, Ltd. ("Roche") supplies, at cost, active ingredients necessary for manufacturing the LIDEX products. The Patheon manufacture and supply agreement expires in January 1999, but is subject to one-year automatic renewals if neither party gives timely notice of termination. The inability of Patheon to fulfill the Company's supply requirements for LIDEX in a timely fashion would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's ZOSTRIX products, among others, are manufactured for distribution in the United States primarily by DPT Laboratories, Inc. ("DPT") in accordance with a manufacturing and supply agreement and in Canada by Patheon on a purchase order basis. Under the DPT agreement assumed by the Company in connection with the acquisition of GenDerm, the Company is required to purchase at least 90% of its annual sales requirements from DPT. The DPT manufacturing agreement expires in December 2003. Either party may terminate the agreement upon two years notice by the Company and three years notice by DPT. The notice period is reduced to 60 days if either party fails to perform, without cure, its obligations under the DPT manufacturing agreement.

     The Company has entered into manufacturing and supply agreements with third parties for certain of its other products. Certain of the Company's products, including TRIAZ products, are produced on a purchase order basis only from various manufacturers.

     There can be no assurance that the manufacturers of the Company's products will continue to meet the FDA's regulations or the Company's product specifications and standards for the indicated products or that they can continue to meet product demand on a consistent and timely basis. Certain of the Company's products, including the DYNACIN products, are manufactured by a sole manufacturer. Because of the FDA requirement for cGMP validation of manufacturing facilities for particular products, validation of a new facility to serve as a replacement source of manufacturing requires a substantial period of time. Any loss of a manufacturer or any difficulty relating to the manufacturing of the Company's products, especially the Key Products, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company faces the risk that, upon expiration of the term of any third-party manufacturing agreement, it may not be able to renew or extend the agreement with the third-party manufacturer, to obtain an alternative manufacturing source from other third parties or to develop internal manufacturing capabilities on commercially viable terms, if at all. The Company has obtained business interruption insurance against the loss of income for up to 12 months due to the interruption of manufacturing of the Company's Key Products due to certain causes. There can be no assurance that the policy will cover all manufacturing interruptions or that the amount of such insurance will be adequate to fully protect the Company for losses associated with such interruptions. Any loss in excess of coverage limits could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's third-party manufacturers rely on certain suppliers of key raw materials. Certain of those materials are purchased from single sources and others may be purchased from single sources in the future. Any disruption in supplies, including delays due to the inability of the Company or its manufacturers to procure raw materials, could have a material adverse effect on the Company's business, financial condition and results of operations.

     To manage its resources effectively, the Company attempts to maintain inventory levels that are no greater than necessary to meet the currently projected needs of its customers. Any interruptions in the supply of any of the Company's products due to shortage in raw materials, changes in manufacturing sources, regulatory changes or other causes could delay or eliminate the Company's ability to distribute such products. There can be no assurance that the Company will not suffer supply insufficiencies or interruptions or that it will be able to obtain adequate supplies of its products in a timely fashion, or at all. The loss of a manufacturer, the failure to obtain or validate a replacement manufacturer on a timely basis, other manufacturing problems or any interruption of supply could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Manufacturing."

UNCERTAINTY OF PRODUCT DEVELOPMENT

     The Company has developed and obtained rights to certain pharmaceutical agents in various stages of development. The Company has a variety of products under development, ranging from existing product line extensions to new products or reformulations of existing products. All products and technologies under development will require significant commitment of personnel and financial resources. Several products will require extensive clinical evaluation and premarketing clearance by the FDA and comparable agencies in other countries prior to commercial sale. There can be no assurance that any of these products under development will be successfully introduced. Certain of the products and technologies under development have been licensed from third parties. The failure of the Company to meet its obligations under one or more of these agreements could result in the termination of the Company's rights under such agreements. In addition, the Company regularly reevaluates its product development efforts. On the basis of these reevaluations, the Company has in the past, and may in the future, abandon development efforts for particular products. There can be no assurance that any product or technology under development will result in the successful introduction of any new product. The failure to introduce new products into the market on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products in Development" and "-- Government Regulation."

     The Company has in the past supplemented, and may in the future supplement, its research and development efforts by entering into research and development agreements with other pharmaceutical companies in order to defray the cost of product development. There can be no assurance that the Company will be able to enter into additional research and development agreements acceptable to the Company, or at all. See "Business -- Products in Development" and "-- Certain Licenses and Royalty Agreements."

UNCERTAINTY OF GOVERNMENT REGULATION

     The manufacture and sale of cosmetics and drugs is subject to regulation principally by the FDA and state and local authorities in the United States, and by comparable agencies in certain foreign countries. The Federal Trade Commission ("FTC") and state and local authorities regulate the advertising of OTC drugs and cosmetics. The Federal Food, Drug, and Cosmetic Act, as amended (the "Food and Drug Act"), and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. In general, products falling within the FDA's definition of "new drugs" require premarketing clearance by the FDA. Products falling within the FDA's definition of "cosmetics" or of "drugs" that are not "new drugs" and that are generally recognized as "safe and effective" do not require premarketing clearance.

     In general, FDA approval is required before a new drug product may be marketed in the United States. However, most OTC drugs are exempt from the FDA's premarketing approval requirements. The FDA issues monographs that set forth the specific active ingredients, dosages, indications and labeling statements for OTC drug ingredients that the FDA will consider generally recognized as safe and effective and, therefore, not subject to pre-market approval. OTC drug ingredients are classified by the FDA in one of three categories: Category I ingredients, which are deemed "safe and effective for OTC use," Category II ingredients, which are deemed "not generally recognized as safe and effective for OTC use," and Category III ingredients, which are deemed "possibly safe and effective with studies ongoing." Based upon the results of these ongoing studies, the FDA may reclassify all Category III ingredients as Category I or Category II ingredients. OTC drug manufacturing facilities are subject to FDA inspection, and failure to comply with applicable regulatory requirements may lead to administrative or judicially imposed penalties.

     The active ingredient in DYNACIN products, minocycline, and the active ingredient in LIDEX, fluocinonide, have been approved by the FDA under a New Drug Application. The active ingredient in ZOSTRIX, capsaicin, is classified currently by the FDA as a Category I ingredient. The active ingredient in TRIAZ products has been classified as a Category III ingredient under a tentative final FDA monograph for OTC use in treatment of labeled conditions. The FDA has requested, and a task force of the Non-Prescription Drug Manufacturers Association, a trade association of OTC drug manufacturers, has undertaken further studies to confirm that benzoyl peroxide, an active ingredient in TRIAZ products, is not a tumor promoter when tested in conjunction with UV light exposure. TRIAZ products, which the Company sells on a prescription basis, have the same ingredients at the same dosage levels as the OTC products. When the FDA issues the final monograph, the Company may be required by the FDA to sell TRIAZ as an OTC drug unless the Company files an NDA covering such product. In addition, there can be no assurance as to the results of these studies or any FDA action to reclassify benzoyl peroxide. In addition, there can be no assurance that adverse test results would not result in withdrawal of TRIAZ from marketing. An adverse decision by the FDA with respect to the safety of benzoyl peroxide could result in the assertion of product liability claims against the Company and could otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company believes that certain of its products, as they are promoted and intended by the Company for use, are exempt from being considered "new drugs" based on the date of introduction of their active ingredients and therefore do not require premarketing clearance. There can be no assurance that the FDA will not take a contrary position. If the FDA were to do so, the Company may be required to seek FDA approval for such products, market such products as OTC products or withdraw such products from the market. The Company believes that such products are subject to regulations governing product safety, use of ingredients, labeling and promotion, methods of manufacture.

     Clinical trials and the marketing and manufacturing of pharmaceutical products are subject to the rigorous testing and approval processes of the FDA and foreign regulatory authorities. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. There can be no assurance that the Company will be able to obtain the necessary approvals to conduct clinical trials or to manufacture and market such products, that all necessary clearances will be granted to the Company or its licensors for future products on a timely basis, or at all, or that FDA review or other actions will not cause delays adversely affecting the marketing and sale of the Company's products. In addition, the testing and approval process with respect to certain new products which the Company may develop or seek to introduce is likely to take a substantial number of years and involve the expenditure of substantial resources. There can be no assurance that pharmaceutical products currently in development, or those products acquired or licensed by the Company, will be cleared for marketing by the FDA. Failure to obtain any necessary approvals or failure to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. Further, future government regulation could prevent or delay regulatory approval of the Company's products.

     There can be no assurance that any approval will be granted on a timely basis, or at all; that the FDA will not require post-marketing testing and surveillance to monitor the product and continued compliance with regulatory requirements; that the FDA will not require the submission of any lot of any product for inspection and will not restrict the release of any lot that does not comply with FDA standards; that the FDA will not otherwise order the suspension of manufacturing, recall or seizure of products; or that the FDA will not withdraw its marketing clearance of any product if compliance with regulatory standards is not maintained or if problems concerning safety or efficacy of the product are discovered following approval.

     From time to time, the FDA has issued correspondence to pharmaceutical companies, including the Company, alleging that their advertising or promotional practices are false, misleading or deceptive. There can be no assurance that the Company will not receive such correspondence from the FDA in the future, or that, if such notices are received, they will not result in substantial cost or disruption, including fines and penalties, material changes to the manner in which the Company promotes its products, loss of sales of the Company's products or other material adverse effects on the Company's business, financial condition and results of operations.

     For both currently marketed and future products, failure to comply with the applicable regulatory requirements could, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions, criminal prosecution, relabeling costs, delays in product distribution, marketing and sales, or seizure or cessation of manufacture of the products and the imposition of civil or criminal sanctions. There can be no assurance that the FDA will not change its position with regard to the safety or effectiveness of the Company's current or future products or that the FDA will agree with the Company's position regarding the regulatory status of its products. In the event that the FDA takes a contrary position regarding any of the Company's current or future products, the Company may be required to change its labeling or formulation or cease manufacture and marketing such products. In addition, even prior to any formal regulatory action, the Company could decide voluntarily to cease distribution and sale or to recall any of its products if concern about the safety or efficacy of any of its products were to develop. Any such action could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also will be subject to foreign regulatory authorities governing clinical trials and pharmaceutical sales if it seeks to market its products outside the United States. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The approval process varies from country to country and the time required may be longer or shorter than that required for FDA approval. There can be no assurance that any foreign regulatory agency will approve any product submitted for review by the Company. See
"Business -- Government Regulation."

UNCERTAINTY OF ENFORCEABILITY OF TRADEMARKS, PATENTS AND PROPRIETARY RIGHTS

     The Company believes that trademark and service mark protection is an important factor in establishing product recognition. There can be no assurance that any such trademarks or service mark registrations will afford the Company adequate protection, or that the Company will have the financial resources to enforce its rights under any such trademarks or service mark registrations. The inability of the Company to protect its trademarks or service marks from infringement could result in impairment to any goodwill which may be developed in such trademarks and service marks. Moreover, the Company's inability to use one or more of its trademarks or service marks because of successful third-party claims could have a material adverse effect on the Company's business, financial condition and results of operations. From time to time, the Company receives communications from parties who allege that their interests may be damaged either by the Company's use of a particular trademark or service mark or its registration of such trademark or service mark. There can be no assurance that such oppositions will not be filed or that, if filed, they will not have a material adverse effect upon the Company's business, financial condition and results of operations.

     The Company is pursuing several United States patent applications. There can be no assurance that patents will issue with respect to any of these applications. The Company has acquired rights under certain patents and patent applications from third-party licensors. The Company has also acquired from certain of its consultants and principals an assignment of their rights to certain United States patents or patent applications. Certain of such patents and patent applications may be subject to claims of rights by third parties, by reason of existing relationships with the party who filed such patents or patent applications. There can be no assurance that the Company will be able to obtain any rights under such patents or patent applications as a result of any such conflicting claims, or that any rights which the Company may obtain will be sufficient for the Company to market products that may be the subject of such patents or patent applications.

     The Company believes that its success will depend in part on its ability to obtain and maintain patent protection for its own inventions, and to obtain and maintain licenses for the use of patents, licensed or sublicensed by third parties. There can be no assurance that any patent issued to, or licensed by, the Company will provide protection that has commercial significance. In this regard, the patent position of pharmaceutical compounds is particularly uncertain. There can be no assurance that challenges will be not be instituted against the validity or enforceability of any patent owned by or licensed to the Company or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of patents can be substantial and such litigation can require a substantial commitment of management's time. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate the technology owned by or licensed to the Company or design around the patented aspects of such technology. The Company only conducts complete searches to determine whether its products infringe upon any existing patents as it deems appropriate. There can be no assurance that the products and technologies the Company currently markets, or may seek to market in the future, will not infringe patents or other rights owned by others. In the event of an adverse outcome of any dispute with respect to patents or other rights, the Company may be required to license such disputed rights or to cease using such disputed rights. There can be no assurance that a license would be available on terms acceptable to the Company, or at all.

     The Company relies and expects to continue to rely upon unpatented proprietary know-how and continuing technological innovation in the development and manufacture of many of its principal products. The Company's policy is to require all its employees, consultants, and advisors to enter into confidentiality agreements with the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets or proprietary know-how in the event of any unauthorized use or disclosure of such know-how. In addition, there can be no assurance that others will not obtain access to or independently develop similar or equivalent trade secrets or know-how. See "Business -- Certain License and Royalty Agreements,"
" -- Trademarks," " -- Patents and Proprietary Rights" and "Management -- Key Consultants."

CUSTOMER CONCENTRATION; CONSOLIDATION OF DISTRIBUTION NETWORK

     The distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few very large wholesale distributors control a significant share of the market. In addition, the number of independent drug stores and small chains has decreased as retail consolidation has occurred. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses which may result in product returns to the Company, cause a reduction in the inventory levels of distributors or retailers, or otherwise reduce purchases of the Company's products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Medicis' customers include the leading wholesale pharmaceutical distributors in the United States, such as McKesson Drug Company ("McKesson"), Bergen Brunswig Drug Company ("Bergen Brunswig"), Cardinal Health, Inc. ("Cardinal"), Bindley Westen Drug Company ("Bindley") and major drug chains. In fiscal 1997, McKesson, Cardinal and Bergen Brunswig accounted for approximately 20.6%, 16.3% and 10.9%, respectively, of the Company's sales. In fiscal 1996, McKesson, Bergen Brunswig and Cardinal accounted for approximately 15.5%, 12.2% and 11.8%, respectively, of the Company's sales. The loss of, or deterioration in, any of these customer accounts would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customers."

UNCERTAINTIES RELATING TO PHARMACEUTICAL PRICING, THIRD-PARTY REIMBURSEMENT AND HEALTH CARE REFORM

     The operating results of the Company will depend in part on the availability of adequate reimbursement for the Company's products from third-party payors, such as government entities, private health insurers and managed care organizations. Third-party payors are increasingly seeking to negotiate the pricing of medical services and products and to promote the use of generic, non-branded pharmaceuticals through payor-based reimbursement policies designed to encourage their use. In some cases, third-party payors will pay or reimburse a user or supplier of a prescription drug product for only a portion of the purchase price of the product. In the case of the Company's prescription products, payment or reimbursement by third-party payors of only a portion of the cost of such products could make such products less attractive, from a cost perspective, to users, suppliers and prescribing physicians. There can be no assurance that reimbursement, if available, will be adequate. Moreover, certain of the Company's products are not of a type generally eligible for third-party reimbursement. If adequate reimbursement levels are not provided by government entities or other third-party payors for the Company's products, or if those reimbursement policies increasingly favor the use of generic products, the Company's business, financial condition and results of operations would be materially adversely affected. In addition, managed care initiatives to control costs have influenced primary care physicians to refer fewer patients to dermatologists, resulting in a declining target market for the Company. Further reductions in referrals to dermatologists would have a material adverse effect upon the Company's business, financial condition and results of operation. In addition, a number of legislative and regulatory proposals aimed at changing the United States health care system have been proposed in recent years. While the Company cannot predict whether any such proposals will be adopted, or the effect that any such proposal may have on its business, such proposals, if enacted, could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Third Party Reimbursement."

POTENTIAL PRODUCT LIABILITY; LIMITED INSURANCE COVERAGE

     The Company faces an inherent risk of exposure to product liability claims in the event that the use of its products is alleged to have resulted in adverse effects. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise have received regulatory approval for commercial sale. There can be no assurance that the Company will not be subject to significant product liability claims. The Company currently has product liability insurance in the amount of $5.0 million per claim and $5.0 million in the aggregate on a claims-made basis. Many of the Company's customers require the Company to maintain product liability insurance as a condition to their conducting business with the Company. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all, that such insurance will be adequate to cover potential product liability claims, or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Government Regulation" and "-- Product Liability Insurance."

DEPENDENCE ON LICENSES FROM OTHERS

     The Company has acquired rights to manufacture, use or market certain of its products, including certain of its Key Products, as well as many of its other proposed products and technologies, pursuant to license agreements with third parties. Such agreements contain provisions requiring the Company to use its best efforts or otherwise exercise diligence in pursuing market development for such products in order to maintain the rights granted under the agreements and may be canceled upon the Company's failure to perform its payment or other obligations. There can be no assurance that the Company will fulfill its obligations under one or more of such agreements due to insufficient resources, lack of successful product development, lack of product acceptance or other reasons. The failure to satisfy the requirements of any such agreements may result in the loss of the Company's rights under that agreement or under related agreements. The inability of the Company to continue to license these products or to license other necessary products for use with its products or substantial increases in royalty payments under third party licenses could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the effective implementation of the Company's strategy depends on the successful integration of these licensed products with the Company's products, and therefore any flaws or limitations of such licensed products may impair the Company's ability to market and sell its products, delay new product introductions, and/or adversely affect the Company's reputation. Such problems could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's license agreement with Dr. Joel Bernstein for the exclusive rights to market the ZOSTRIX product line will terminate in June 2003 with the expiration of the related patent. The license agreement for certain of the Company's other products will also terminate upon the expiration of any such underlying patents. See
"Business -- Manufacturing," "-- Certain License and Royalty Agreements,"
"-- Trademarks" and "-- Patents and Proprietary Rights."

RISK OF PRODUCT RECALL AND PRODUCT RETURNS

     Product recalls may be issued at the discretion of the Company, the FDA or other government agencies having regulatory authority for product sales and may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. There can be no assurance that product recalls will not occur in the future. Any product recall, especially one of the Company's Key Products, could materially adversely affect the Company's business, financial condition and results of operations. The Company's policy is to accept for return only damaged or out of date products. However, the Company's customers have in the past sought, and may in the future seek, exceptions to that policy. There can be no assurance that the Company will not grant such exceptions in the future. The

Company maintains financial reserves for the anticipated amount of product returns based upon historical experience. There can be no assurance that future recalls or returns would not exceed reserves or otherwise have a material adverse effect upon the Company's business, financial condition and results of operations.

MANAGEMENT DISCRETION OVER APPLICATION OF PROCEEDS

     Management of the Company has broad discretion to determine the application of the net proceeds of this offering in order to address circumstances and opportunities. As a result, the success of the Company will be affected by the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds from this offering. See "Use of Proceeds."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on certain management personnel for the operation and development of its business. The Company has entered into an Employment Agreement providing for full-time services with Mr. Jonah Shacknai, the founder, Chairman of the Board and Chief Executive Officer of the Company. The current term of the Employment Agreement expires on June 30, 2001, subject to automatic renewal for periods of five years unless either party gives timely notice of an intention not to renew the Employment Agreement. Mr. Shacknai may also terminate the Employment Agreement prior to the end of the term. Subject to the control and oversight of the Company's Board of Directors, Mr. Shacknai exercises control over substantially all policy making functions of the Company. In addition, the Company is dependent upon its scientific consultants, particularly with respect to the commercial development of discoveries and technologies as to which they have special expertise. Certain of such consultants are employed on a full-time basis by employers other than the Company, and some have consulting or other advisory arrangements with other entities which may conflict with their obligations to the Company. The loss of any key person, or a reduction in the amount of time Mr. Shacknai devotes to the Company, could have an adverse effect on the Company's business, financial condition and results of operations. See "Management -- Employment Agreements."

UNCERTAINTY OF ACCESS TO CAPITAL

     The Company may need to raise additional funds to acquire or license additional formulations, technologies, products or businesses, to expand its sales force, to support the marketing and sales of additional products, and possibly to expand its facilities to accommodate an expanded sales force or to expand manufacturing capabilities and capacity. The Company may seek additional funding through public and private financings, including equity financings. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may cause the Company to delay, scale back, or abandon some or all of its acquisition and licensing opportunities, marketing, research and product development programs and manufacturing opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

VOLATILITY OF COMMON STOCK PRICE

     The market price for the stocks of many publicly traded pharmaceutical companies and marketers of dermatological products, including the Company, is highly volatile. A variety of events, both concerning and unrelated to the Company and the markets in which it participates, may have a significant negative impact on the market price of the Common Stock. These factors include regulatory developments in the health care field generally, the performance of and product announcements by other pharmaceutical companies, manufacturing or supply disruptions, product recalls, the loss of key personnel, and other matters affecting the Company's products, acquisitions and financial performance. Although the Company's Common Stock trades on the Nasdaq National Market, trading volume, size of institutional holdings and the number of marketmakers have fluctuated and, in the past, have been quite low. Both the price and volume of trading have been sensitive to the number of analysts reporting on the Company and such analysts' comments concerning the Company and the industry in which it participates. See "Price Range of Common Stock."

CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS

     As of December 31, 1997, the Company's directors and executive officers beneficially owned 761,148 shares of Class A Common Stock, which have one vote per share, and 252,677 shares of Class B Common Stock, which have 10 votes per share, representing approximately 6.87% of the Company's outstanding capital stock and 18.97% of the total voting power. Accordingly, such individuals, if they vote together, are able to exercise substantial power in the election of directors and thereby influence the policies of the Company. See "Principal Stockholders" and "Description of Capital Stock."

MARKET RISK OF SHARES ELIGIBLE FOR FUTURE SALES

     Subject to certain specified exceptions relating to charitable gifts, estate planning transfers and sales relating to the exercise of expiring options, directors, executive officers and senior staff officers of the Company, holding in the aggregate, as of December 31, 1997, 1,097,342 shares of Common Stock representing approximately 5.97% of the outstanding shares to be outstanding upon completion of the offering, have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 90 days from the effective date of this Prospectus without the written consent of BancAmerica Robertson Stephens. Sales by such officers and directors are generally subject to the provisions of Rule 144 under the Securities Act. See "Underwriting."

     The sale of a significant number of restricted securities, the exercise of a significant number of options, or the offer or sale of a significant number of shares of Common Stock acquired upon exercise of options at any one time could materially adversely affect the market price of the Company's Common Stock.

DILUTION

     The market price of the Common Stock offered hereby significantly exceeds the current tangible book value per share of the Common Stock. As a result, purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution between the offering price and the resulting net tangible book value per share. The book value of the Company's assets includes a significant value attributable to intangible assets, substantially all of which is attributable to acquisitions of ESOTERICA, LIDEX, the GenDerm products, and related assets. These intangible assets are subject to amortization and will be charged against earnings in future years. In the event that proceeds from the offering are utilized in the acquisition of one or more additional product lines it is likely that such proceeds will be used to acquire trademarks and other intangible assets which will result in increased dilution to the tangible net worth of such purchasers and increase the amount of amortization that will be charged against earnings. See "Dilution."

ANTI-TAKEOVER EFFECT OF CHARTER PROVISIONS, RIGHTS PLAN, STOCK OPTION VESTING, EMPLOYMENT AGREEMENT AND DELAWARE LAW

     The Company's Certificate of Incorporation and Bylaws authorize the Board of Directors to designate and issue, without stockholder approval, Preferred Stock with voting, conversion and other rights and preferences that could differentially and adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. Moreover, the Company has granted a dividend of one Preference Stock Purchase Right ("Right") on each outstanding share of Class A Common Stock and Class B Common Stock. Under certain circumstances, after a person has acquired beneficial ownership of a certain percentage of the Common Stock, each Right will entitle the holder to purchase, at the Right's then-current exercise price, stock of the Company or its successor at a discount. In addition, certain provisions of Delaware law applicable to the Company and certain provisions of the Company's Certificate of Incorporation and Bylaws could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware Business Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. All of the Company's stock option plans provide for the acceleration of vesting in the event of a change in control in the Company, and Mr. Shacknai's Employment Agreement provides for certain payments upon a change in control, as well as an acceleration of vesting of options previously granted to him. The possible issuance of Preferred Stock, the rights granted to stockholders under the Company's rights plan, Delaware law, provisions of the Certificate of Incorporation and Bylaws and the Company's stock option plans and Mr. Shacknai's Employment Agreement could each have the effect of delaying, deferring or preventing a change in control of the Company including, without limitation, discouraging a proxy contest, making more difficult the acquisition of a substantial block of the Company's Common Stock or limiting the price that investors might in the future be willing to pay for shares of the Common Stock. Under certain circumstances, Mr. Shacknai's Employment Agreement requires the Company to make payments that would constitute excess parachute payments under the Internal Revenue Code of 1986, as amended. In the event that the Company was required to make payments constituting excess parachute payments, payments to Mr. Shacknai would not be deductible by the Company, and Mr. Shacknai would be required to pay an excise tax. See "Description of Capital Stock," and "Management -- Employment Agreements."

LACK OF CASH DIVIDENDS

     The Company has never declared or paid any cash dividends on its capital stock and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company hereby are estimated to be $182.4 million ($209.8 million if the Underwriters' over-allotment option is exercised in full), at the public offering price of $48.25 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company.

     The Company intends to use some of the proceeds of this offering for the licensing and acquisition of formulations, technologies, products or businesses that would complement or expand the Company's business and for marketing expenses associated with new product introductions. The Company intends to use the balance of the net proceeds of this offering for the expansion of its marketing and sales capabilities, to continue research and development of its pharmaceutical products and for other general corporate purposes. The Company can give no assurance that its research and development will provide technologies or products that will be patentable, commercially feasible or acceptable to government agencies whose approval is necessary. In the normal course of business, the Company evaluates the licensing or acquisition of formulations, technologies, products or businesses that could complement or expand the Company's business operations, and the Company has in place several license agreements pertaining to potential new products currently under evaluation and development. Other than these existing license agreements, as of the date of this Prospectus, the Company has no present agreements to acquire formulations, technologies, products or businesses. There can be no assurance that any future licensing or acquisition of formulations, technologies, products or businesses will be completed or, if completed, that the Company will realize the same level of historical sales achieved by a licensor or a seller or that such transaction will prove successful for the Company.

     While the Company presently intends to use the proceeds of this offering as described in this section, the management of the Company has broad discretion to determine the application and allocation of the net proceeds of this offering in order to address circumstances and opportunities. As a result, the success of the Company will be affected by the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds of this offering. Pending use of such proceeds, the net proceeds of this offering will be invested by the Company in short-term, interest-bearing, investment-grade marketable securities.

                                DIVIDEND POLICY

     The Company has never declared or paid a cash dividend. The Company intends to retain any earnings to fund the future growth and operation of its business and, therefore, does not anticipate declaring or paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol "MDRX." The following table sets forth for the fiscal periods indicated, the range of high and low sales prices for the Class A Common Stock of the Company on the Nasdaq National Market, as adjusted to reflect (i) the 1-for-14 reverse stock split of the Company's Common Stock effected on October 23, 1995, (ii) the 3-for-2 stock split in the form of a 50% stock dividend paid on August 2, 1996 and (iii) the 3-for-2 stock split in the form of a 50% stock dividend paid on March 28, 1997.

                                                                     HIGH     LOW
                                                                     ---      ----
        FISCAL YEAR ENDED JUNE 30, 1996
          First Quarter.............................................. $3 1/2  $ 1 1/2
          Second Quarter.............................................  7 1/16   3
          Third Quarter.............................................. 14 1/16   6 1/16
          Fourth Quarter............................................. 21       10 1/3
        FISCAL YEAR ENDED JUNE 30, 1997
          First Quarter.............................................. 33 1/2   16 1/2
          Second Quarter............................................. 40 3/16  26 2/3
          Third Quarter.............................................. 47 1/3   28
          Fourth Quarter............................................. 51       23 1/4
        FISCAL YEAR ENDING JUNE 30, 1998
          First Quarter.............................................. 55 1/2   37 1/2
          Second Quarter............................................. 56       40
          Third Quarter (through February 5, 1998)................... 51 1/8   42

     On February 5, 1998, the last reported sale price on the Nasdaq National Market for the Company's Common Stock was $48.56 per share. As of December 31, 1997, there were approximately 347 holders of record of the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997, and as adjusted to reflect the receipt of the estimated net proceeds from the sale of the 4,000,000 shares of Common Stock offered hereby at the public offering price of $48.25 per share and the application of the estimated net proceeds therefrom:

                                                                          DECEMBER 31, 1997
                                                                      --------------------------
                                                                       ACTUAL        AS ADJUSTED
                                                                      --------       -----------
                                                                            (in thousands)
Long-term debt (including current portion)(1).......................  $    111        $     111
                                                                      --------         --------
Stockholders' equity................................................
  Preferred Stock, $0.01 par value, 5,000,000 shares authorized: no
     shares issued and outstanding, actual and as adjusted..........        --               --
  Class A Common Stock, $0.014 par value; 50,000,000 shares
     authorized: 14,103,623 shares outstanding, actual, and
     18,103,623 shares outstanding, as adjusted(2)..................       197              253
  Class B Common Stock, $0.014 par value, 1,000,000 shares
     authorized: 281,974 shares outstanding, actual and as
     adjusted(3)....................................................         4                4
  Additional paid-in capital........................................   145,555          327,867
  Accumulated deficit...............................................   (34,806)         (34,806)
                                                                      --------         --------
          Total stockholders' equity................................   110,950          293,318
                                                                      --------         --------
          Total capitalization......................................  $111,061        $ 293,429
                                                                      ========         ========

---------------
(1) The Company's only long-term debt outstanding is a loan from the Commerce and Economic Development Commission of Arizona associated with the Company's relocation to Arizona in May 1995.

(2) Does not include options outstanding as of December 31, 1997 to purchase an aggregate of 1,673,761 shares of Class A Common Stock at a weighted average exercise price of $22.48 per share. See "Description of Capital Stock."

(3) Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

                                    DILUTION

     The net tangible book value of the Company at December 31, 1997 was $40.9 million, or $2.84 per share of Common Stock. After giving effect to the sale by the Company of 4,000,000 shares of Common Stock in this offering at the public offering price of $48.25 per share, the net tangible book value of the Company at December 31, 1997 would have been $223.3 million (calculated after deduction of underwriting discount and commissions and estimated expenses associated with the offering to be paid by the Company) or $12.14 per share of Common Stock. This represents an immediate increase in net tangible book value of $9.30 per share to existing stockholders and an immediate dilution in net tangible book value of $36.11 per share to new investors purchasing shares in this offering. The following table illustrates the calculation of the per share dilution described above:

Public offering price(1)..................................................              $48.25
  Net tangible book value before offering(2)(3)...........................  $2.84
  Increase attributable to new investors..................................   9.30
                                                                            -----
Net tangible book value after offering(2)(3)..............................               12.14
                                                                                        ------
Dilution to new investors.................................................              $36.11
                                                                                        ======

---------------
(1) Before deduction of underwriting discounts and commissions and estimated offering expenses associated with the offering to be paid by the Company.

(2) Net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding.

(3) Based on shares outstanding as of December 31, 1997. Includes 281,974 shares of Class B Common Stock, each share of which is convertible into one share of Common Stock. Excludes 1,673,761 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $22.48 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The statements of operations data set forth below for the fiscal years ended June 30, 1997, 1996, and 1995 and the balance sheet data at June 30, 1997 and 1996, are derived from the consolidated financial statements of the Company that have been audited by Ernst & Young LLP which are incorporated by reference into this Prospectus. The statements of operations data for the fiscal years ended June 30, 1994 and 1993 and the balance sheet data at June 30, 1995, 1994 and 1993 are derived from other audited consolidated financial statements of the Company not incorporated by reference into this Prospectus which have been audited by Ernst & Young LLP. The statements of operations data for the six months ended December 31, 1997 and 1996 and the balance sheet data at December 31, 1997 are unaudited but reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of the Company's management, necessary for a fair statement of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus or incorporated herein by reference.

                                                                                                          SIX MONTHS ENDED
                                                             YEAR ENDED JUNE 30,                            DECEMBER 31,
                                           --------------------------------------------------------     --------------------
                                           1993(1)      1994(1)      1995        1996        1997        1996       1997(3)
                                           --------     -------     -------     -------     -------     -------     --------
                                           (in thousands, except per share data)
STATEMENTS OF OPERATIONS DATA:
Net sales................................  $ 11,088     $17,059     $19,132     $25,310     $41,159     $15,776     $ 30,839
Gross profit.............................     7,215      11,239      13,282      18,354      31,797      11,569       25,290
Operating expenses:
  Selling, general and administrative....    14,237       8,786      10,330      10,868      16,484       6,764       11,581
  Research and development expenses......     3,841       1,572         770         952       1,450         613        1,448
  In-process research and development....        --          --          --          --          --          --       35,400
  Depreciation and amortization..........       616         653         522         559         999         298        1,092
                                           --------     -------     -------     -------     -------     -------     --------
Total operating expenses.................    18,694      11,011      11,622      12,379      18,933       7,675       49,521
                                           --------     -------     -------     -------     -------     -------     --------
Operating income (loss)..................   (11,479)        228       1,660       5,975      12,864       3,894      (24,231)
Other:
  Minority share of losses of Dyad.......        --         677          --          --          --          --           --
  Gains on disposition of Dyad...........        --          --         107          --          --          --           --
  Net interest income (expense)..........      (175)       (249)        (94)         79       3,787       1,418        2,112
  Income tax benefit (expense)...........        --          --         (60)      1,826         694       1,543       (5,181)
                                           --------     -------     -------     -------     -------     -------     --------
Net income (loss)(2).....................  $(11,654)    $   656     $ 1,613     $ 7,880     $17,345     $ 6,855     $(27,300)
                                           ========     =======     =======     =======     =======     =======     ========
Basic net income (loss) per share(2).....  $  (1.41)    $  0.07     $  0.16     $  0.77     $  1.31     $  0.56     $  (1.90)
                                           ========     =======     =======     =======     =======     =======     ========
Diluted net income (loss) per share(2)...  $  (1.41)    $  0.07     $  0.16     $  0.72     $  1.24     $  0.53     $  (1.81)
                                           ========     =======     =======     =======     =======     =======     ========
Number of shares used in computing basic
  net income (loss) per share(2).........     8,261       9,455       9,890      10,255      13,191      12,199       14,340
Number of shares used in computing
  diluted net income (loss) per
  share(2)...............................     8,261       9,455       9,890      10,891      14,039      13,045       15,042

                                                                             JUNE 30,
                                                         -------------------------------------------------   DECEMBER 31,
                                                         1993(1)    1994(1)    1995      1996       1997         1997
                                                         --------   -------   -------   -------   --------   ------------
                                                         (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents and short term investments...  $    233   $   775   $   953   $ 7,956   $ 85,132     $ 33,617
Working capital (deficiency)...........................    (4,541)   (1,978)      619    12,401     94,803       51,363
Total assets...........................................    11,993    12,726    13,850    26,313    140,537      139,570
Long-term debt.........................................     1,264       899       694       117        111          100
Stockholders' equity...................................     2,937     5,263     7,387    19,460    131,565      110,950

---------------

(1) Fiscal 1993 and fiscal 1994 include the operations of Dyad, which were divested in fiscal 1995.

(2) In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS128"). SFAS128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS128 requirements.

(3) The six months ended December 31, 1997 includes a $35.4 million charge for in-process research and development relating to the GenDerm acquisition. Absent this special charge, net income would have been $8.1 million and basic and diluted net income per share would have been $0.56 and $0.54, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risk and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Medicis was founded in 1987 to develop and market prescription and OTC products to treat dermatological conditions. Innovative Therapeutics, Inc. (the predecessor of the Company) was incorporated under the laws of the District of Columbia on July 1, 1987, subsequently changed its name to Medicis Corporation and was merged with and into Medicis Corporation, which was incorporated in July 29, 1988 under the laws of Delaware, pursuant to an Agreement of Merger dated July 29, 1988. Medicis Corporation subsequently changed its name to Medicis Pharmaceutical Corporation.

     Medicis is the leading independent pharmaceutical company in the United States focusing exclusively on the treatment of dermatological conditions. The Company offers prescription, OTC, and cosmetic dermatology products, emphasizing the clinical effectiveness, quality, affordability and cosmetic elegance of its products. Medicis has achieved a leading position in branded products for the treatment of acne, acne-related conditions, psoriatic conditions, and pruritic conditions, while also offering the leading OTC fade cream product in the United States. The Company has built its business through successfully introducing prescription pharmaceuticals such as DYNACIN and TRIAZ products for the treatment of acne, as well as marketing OTC products such as the ESOTERICA fade cream product line. In addition, Medicis has acquired the LIDEX and SYNALAR corticosteriod product lines from Syntex and the entire product line from GenDerm including ZOSTRIX topical analgesics and NOVACET acne rosacea treatments. Medicis has also formed a new business unit, TxSYSTEMS by MEDICIS, to market non-prescription cosmetic dermatology treatments for sale directly to dermatologists in the United States for administration and dispensing to patients.

     Prescription pharmaceuticals accounted for 86.5%, 83.2% and 70.6% of net sales in the fiscal years ending June 30, 1997 ("fiscal 1997"), fiscal 1996 and 1995, respectively and for 80.5% and 83.8% in the fiscal quarter and in the six months ended December 31, 1997. Although DYNACIN products accounted for a majority of the Company's total sales in fiscal 1997, 1996 and 1995, the Company believes it will no longer derive the majority of its net sales from DYNACIN in the future. The Company believes that as a result of the GenDerm acquisition, OTC products will account for a greater percentage of the Company's total sales in future quarters with minimal impact on the Company's gross profit margins.

     The Company derives a majority of its revenue from sales of DYNACIN, TRIAZ and LIDEX products and expects the newly acquired line of ZOSTRIX products to also be a significant contributor to revenues. The Company believes that sales of the Key Products will constitute the majority of net sales for the foreseeable future. Accordingly, any factor adversely affecting the sale of the Key Products individually or collectively would have a material adverse effect on the Company's business, financial condition and results of operations. Each of the Key Products could be rendered obsolete or uneconomical by regulatory or competitive changes. The sale of Key Products could also be adversely affected by other factors, including manufacturing or supply interruptions, the development of new competitive pharmaceuticals to treat the conditions addressed by the Key Products, technological advances, factors affecting the cost of production, marketing or pricing actions by one or more of the Company's competitors, changes in the prescribing practices of dermatologists, changes in the reimbursement policies of third-party payors, product liability claims or other factors.

     The Company's results of operations may vary from period to period due to a variety of factors, including expenditures incurred to acquire, license and promote pharmaceuticals, expenditures and timing relating to acquisition and integration of businesses, changes in the prescribing practices of dermatologists, the introduction of new products by the Company or its competitors, cost increases from third-party manufacturers, manufacturing and supply interruptions, the availability and cost of raw materials, the mix of products sold by the Company, changes in marketing and sales expenditures, market acceptance of the Company's products, competitive pricing pressures, and general economic and industry conditions that affect customer demand, and the Company's level of research and development activities. In addition, the Company's business has historically been subject to seasonal fluctuations, with lower sales generally being experienced in the first quarter of each fiscal year. As a result of customer buying patterns, a substantial portion of the Company's revenues has been in the last month of each quarter. The Company schedules its inventory purchases to meet anticipated customer demand. As a result, relatively small delays in the receipt of manufactured products by the Company could result in revenues being deferred or lost. The Company's operating expenses are based on anticipated sales levels, and a high percentage of the Company's operating expenses are relatively fixed in the short term. Consequently, variations in the timing of recognition of revenue could cause significant fluctuations in operating results from period to period and may result in unanticipated earnings shortfalls or losses. There can be no assurance that the Company will maintain or increase revenues or profitability or avoid losses in any future period.

     The Company recognizes revenues from sales upon shipment to its customers. At the time of sale, the Company records reserves for returns based on estimates using historical experience. Sales are reported net of actual and estimated product returns and net of pricing adjustments and/or discounts. The Company applies royalty obligations to the cost of sales in the period the corresponding sales are recognized.

     To enable Medicis to focus on its core marketing and sales activities, the Company selectively out-sources certain non-sales and non-marketing functions, such as laboratory research, manufacturing and warehousing. As the Company expands its activities in these areas, additional financial resources are expected to be utilized. The Company typically does not enter into long-term manufacturing contracts with third-party manufacturers. Whether or not such contracts exist, there can be no assurance that the Company will be able to obtain adequate supplies of its products in a timely fashion, on acceptable terms, or at all.

RECENT ACQUISITIONS

     In February 1997, the Company acquired the intellectual property rights, know-how, and all finished goods inventory specifically associated with Syntex's topical corticosteroid dermatology products ("the Purchased Products") in the United States and Canada from Syntex and its parent company, Roche. The Company, using cash reserves, paid $28.0 million, and will pay an additional $3.0 million in $1.0 million installments on the anniversary of the purchase for each over the next three years if certain market conditions are met. The Purchased Products include the prescription topical steroid brands LIDEX and SYNALAR. Prior to the acquisition, the Company did not market any products in this category of dermatological care.

     In December 1997, the Company acquired 100% of the common stock of GenDerm for approximately $60.0 million; and the Company could pay an additional sum not to exceed $20.0 million if sales of GenDerm products, as defined in the acquisition agreement, are in excess of $31.0 million during calendar 1999 and certain other conditions are met (the "GenDerm Earnout Amount"). Products acquired in the transaction include, among others, the prescription brands NOVACET and ZONALON, as well as the OTC brands ZOSTRIX, OCCLUSAL-HP, PENTRAX, and SALAC. Prior to the acquisition, the Company did not market any products in the topical acne rosacea treatment, anti-itch medication, analgesic or wart treatment markets, and the Company has no experience marketing such products. Successful integration of these products by the Company is important to maintaining growth of sales of these products. The historical net sales of GenDerm, prior to its acquisition by

Medicis, are based upon GenDerm's sales practices which the Company believes may have included discounts and sales incentives to increase GenDerm's sales above historic consumption levels. Due to these selling practices, there can be no assurances that the Company can attain similar sales levels of the GenDerm products. There can be no assurance that the Company will be able to successfully integrate, market and sell the products acquired from GenDerm, or that such products will be accepted by the market at levels previously achieved by GenDerm, or sufficient to maintain growth. The failure of the Company to successfully integrate, market and sell these products would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the integration of the operations, functional and financial controls, and reporting systems of GenDerm with and into the operations of the Company has not yet been completed, and there can be no assurance that such integration will be accomplished successfully or without significant expense, delay or diversion of management resources.

     The acquisition involves a number of risks that could adversely affect the Company's operating results, including the assumption of liabilities and obligations of GenDerm, including the liabilities and obligations which may not have been adequately disclosed to the Company, the diversion of management's attention, the assimilation of the acquired operations into the Company's business and the valuation of acquired intangible assets. The agreement governing the terms of the acquisition limits the Company's remedies for any losses incurred by the Company in connection with the acquisition to the indemnification rights specifically provided to the Company under the agreement governing the acquisition. The indemnification rights are limited to a maximum of $11.0 million, subject to certain adjustments, together with the GenDerm Earnout Amount, and any interest thereon. Any claims for indemnification must be made prior to August 1, 2000 in accordance with the terms of the agreement governing the acquisition. There can be no assurance that the acquisition of GenDerm by the Company will not materially and adversely affect the Company or that such acquisition will enhance the Company's business.

RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, the Company's Quarterly Report on Form 10-Q for the six months ended December 31, 1997 and the Company's Form 8-K/A. The following table sets forth certain data as a percentage of net sales for the periods indicated.

                                                                                     SIX MONTHS
                                                                                        ENDED
                                                        YEAR ENDED JUNE 30,         DECEMBER 31,
                                                     -------------------------     ---------------
                                                     1995      1996      1997      1996      1997
                                                     -----     -----     -----     -----     -----
Net sales..........................................  100.0%    100.0%    100.0%    100.0%    100.0%
Gross profit.......................................   69.4      72.5      77.3      73.3      82.0
In-process research and development................     --        --        --        --     114.8
Operating expenses(1)..............................   60.8      48.9      46.0      48.6      45.8
Operating income (loss)............................    8.6      23.6      31.3      24.7     (78.6)
Net interest income (expense)......................   (0.5)      0.3       9.2       9.0       6.9
Gains on disposition of Dyad.......................    0.6        --        --        --        --
Income tax benefit (expense).......................   (0.3)      7.2       1.6       9.8     (16.8)
                                                     -----     -----     -----     -----     -----
Net income (loss)..................................    8.4%     31.1%     42.1%     43.5%    (88.5)%
                                                     =====     =====     =====     =====     =====

---------------
(1) Excludes in-process research and development.

     The following table reflects certain selected unaudited quarterly operating results of the Company for each of the six quarters through the quarter ended December 31, 1997. The Company believes that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 and the Company's Form 8-K/A. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                 FISCAL 1997                         FISCAL 1998
                                 -------------------------------------------    ---------------------
                                 SEPTEMBER    DECEMBER     MARCH      JUNE      SEPTEMBER    DECEMBER
                                 ---------    --------    -------    -------    ---------    --------
                                                (in thousands, except per share data)
Net sales......................   $ 7,268     $ 8,508     $10,976    $14,407     $13,911     $ 16,928
Gross profit...................     5,313       6,255       8,499     11,730      11,365       13,924
Operating expenses.............     3,718       3,956       5,045      6,214       6,403       43,118
Operating income (loss)........     1,595       2,299       3,454      5,516       4,962      (29,194)
Net income (loss)..............     3,604       3,251       4,337      6,153       3,751      (31,051)
Net income (loss) per common
  share:
  Basic........................   $  0.34     $  0.24     $  0.31    $  0.43     $  0.26     $  (2.16)
  Diluted......................   $  0.32     $  0.22     $  0.29    $  0.41     $  0.25     $  (2.06)
Shares used in computing net
  income (loss) per common
  share:
  Basic........................    10,581      13,818      14,159     14,239      14,313       14,367
  Diluted......................    11,389      14,703      14,944     14,932      15,022       15,087

     Quarterly results may vary from period to period due to a variety of factors, including expenditures incurred to acquire, license and promote pharmaceuticals, expenditures and timing relating to acquisition and integration of businesses, changes in the prescribing practices of dermatologists, the introduction of new products by the Company or its competitors, cost increases from third-party manufacturers, supply interruptions, the availability and cost of raw materials, the mix of products sold by the Company, changes in marketing and sales expenditures, market acceptance of the Company's products, competitive pricing pressures, general economic and industry conditions that affect customer demand, and the Company's level of research and development activities. There can be no assurance that the Company will maintain or increase revenues or profitability or avoid losses in any future period.

  Six Months Ended December 31, 1997 Compared to the Six Months Ended December 31, 1996

     Net Sales

     Net sales for the six months ended December 31, 1997 (the "1998 six months") increased 95.5% or $15.0 million, to $30.8 million from $15.8 million for the six months ended December 31, 1996 (the "1997 six months") primarily as a result of an increase in unit and dollar sales of the Company's prescription products. The 1998 six months included product sales from acquisitions in February 1997 of the LIDEX and SYNALAR brands and in December 1997 of the GenDerm brands (the "Acquired Brands"). The 1997 six months did not include sales of the Acquired Brands. The Company's prescription products accounted for 83.8% of net sales in the 1998 six months as compared to 85.0% of net sales in the 1997 six months. The OTC and cosmetic products accounted for 16.2% of net sales in the 1998 six months as compared to 15.0% of net sales for the 1997 six months. The Company believes that as a result of the GenDerm acquisition, OTC products will account for a greater percentage of the Company's total sales in future quarters with minimal impact. The Company has in the past and anticipates it will in the future continue to allocate a majority of its marketing funds to the Company's prescription products.

     Gross Profit

     Gross profit in the 1998 six months increased 118.6%, or $13.7 million, to $25.3 million from $11.6 million in the 1997 six months. As a percentage of net sales, gross profit increased 8.7 percentage points to 82.0% in the 1998 six months from 73.3% in the 1997 six months, primarily due to increased sales in the Company's higher margin products, LIDEX, SYNALAR and TRIAZ. The Company believes the incremental impact of the GenDerm products on the Company's gross profit margins as a percentage of net sales to be minimal.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses in the 1998 six months increased 71.2%, or $4.8 million, to $11.6 million from $6.8 million in the 1997 six months. The increase is primarily due to an increase in selling, general and administrative costs also increased due to the expenses associated with promotion and administration of the Acquired Brands, the introduction of two new products through the Company's TxSYSTEMS by MEDICIS business unit, BETA-LIFTx and AFIRM, launched in March 1997, and the sampling and advertising of the Company's existing products.

     Additionally, selling, general and administrative expenses increased due to variable compensation commensurate with increased sales volume, personnel costs attributable to an increase in full-time equivalent employees, and cost-of-living salary adjustments. Selling, general and administrative costs, as a percentage of net sales, have decreased 5.3 percentage points in the 1998 six months compared to the 1997 six months.

     Research and Development Expenses

     Research and development expenses in the 1998 six months increased 136.2% or $0.8 million to approximately $1.4 million, from $0.6 million in the 1997 six months primarily due to expansion of new product research and development activities and an increase in costs associated with the expanded clinical support of the Company's existing products.

     In-Process Research and Development

     The Company recorded a $35.4 million charge to operations as in-process research and development during the 1998 six months as part of the allocated purchase price of GenDerm. The amount allocated to in-process research and development was based on an independent appraisal. No such amount was recorded in the 1997 six months.

     Operating Income

     Operating income in the 1998 six months decreased 722.2%, or $28.1 million to a net operating loss of $24.2 million from net operating income of $3.9 million in the 1997 six months primarily as a result of the charge for in-process research and development to operating expenses relating to the Company's purchase of GenDerm in December 1997. Absent this special charge, operating income in the 1998 six months increased 186.8%, or $7.3 million, to $11.2 million from $3.9 million in the 1997 six months as a result of higher sales volume, coupled with an 8.7 percentage point increase in the Company's gross profit as a percentage of net sales and a decrease in selling, general and administrative expenses as a percentage of net sales.

     Interest

     Interest income in the 1998 six months increased 48.9%, or $0.7 million to $2.1 million from approximately $1.4 million in the 1997 six months, primarily due to higher cash and short-term investment balances in the 1998 six months generated from cash flow from operations and the public offering completed by the Company in October 1996, raising $95.7 million before related expenses or $90.1 million net of related expenses.

     Income Tax

     Income tax expense in the 1998 six months increased 435.8%, or $6.7 million to an expense of $5.2 million from a benefit of $1.5 million in the 1997 six months. The provision for income taxes recorded for the first quarter of fiscal 1998 reflects management's estimate of the effective tax rate expected to be applicable for the full fiscal year. This estimate is reevaluated by management each quarter based on forecasts of income before taxes for the year. The Company's tax provision is recorded at an effective tax rate of 39% for the 1998 six months. No income tax benefit is associated with the charge for in-process research and development. The income tax benefit recorded in the first quarter of fiscal 1997 ending September 30, 1996 is a result of management reducing the valuation allowance to an amount the Company believes appropriate. Accordingly, a credit to income tax benefit of $2.0 million was reflected in the first quarter of fiscal 1997.

     Net Income

     Net income in the 1998 six months decreased approximately 498.2%, or $34.2 million to a net loss of $27.3 million from a net income of $6.9 million in the 1997 six months. This decrease is the result of the special charge for the in-process research and development to operating expenses relating to the Company's purchase of GenDerm in December 1997. Absent this special charge, net income in the 1998 six months increased 18.2%, or $1.2 million, to $8.1 million from $6.9 million in the 1997 six months as a result of an increase in sales volume, an increase in gross profit as a percentage of net sales, a decrease in selling, general and administrative costs as a percentage of sales, offset by the recording of income taxes in the 1998 six months.

  Fiscal Year Ended June 30, 1997 Compared to Fiscal Year Ended June 30, 1996

     Net Sales

     Net sales for fiscal 1997 increased 62.6%, or $15.9 million, to $41.2 million from $25.3 million for fiscal 1996. The Company's net sales increased in fiscal 1997 primarily as a result of both unit and dollar sales growth associated with an increase in market share of the existing prescription and OTC products and the acquisition of the LIDEX and SYNALAR products in February 1997. The Company's prescription products accounted for 86.5% of net sales in fiscal 1997 and 83.2% in fiscal 1996. Net sales of the Company's prescription products grew 68.9%, or $14.5 million, to $35.6 million in 1997 from $21.1 million in fiscal 1996, primarily due to the Company's acquisition of the LIDEX and SYNALAR products in February 1997 and the continued growth in units and dollars of the Company's DYNACIN and TRIAZ products. The Company's OTC products and cosmetic division TxSYSTEMS by MEDICIS accounted for 13.5% of net sales for fiscal 1997 and 16.8% in fiscal 1996. OTC sales increased approximately 27.7%, primarily due to an increase in units and dollars of the Company's ESOTERICA products. The Company launched the TxSYSTEMS by MEDICIS division in March 1997. The Company continues to allocate a majority of its marketing funds to the Company's prescription products.

     Gross Profit

     Gross profit during fiscal 1997 increased 73.2%, or $13.4 million, to $31.8 million from $18.4 million in fiscal 1996. As a percentage of net sales, gross margin grew to 77.3% in fiscal 1997 from 72.5% in fiscal 1996 primarily as a result of the acquisition of the LIDEX and SYNALAR products, which enjoy higher margins than the Company's other products, the increase in sales of TRIAZ products, which also enjoy margins in excess of the Company's other products, manufacturing cost reductions for DYNACIN products and a change in sales mix toward the Company's prescription products, which have higher gross margins.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses in fiscal 1997 increased 51.7%, or $5.6 million, to $16.5 million from $10.9 million in fiscal 1996. This increase was primarily attributable to an increase in promotional costs attributable to the sampling and advertising of the Company's products, variable costs commensurate with increase sales volumes, and an increase in personnel costs attributable to an increase in the number of employees to 85 in fiscal 1997 from 58 in fiscal 1996 and yearly salary escalations for existing employees. Selling, general and administrative expenses as a percentage of net sales in fiscal 1997 decreased 2.8% to 40.1% from 42.9% in fiscal 1996.

     Research and Development Expenses

     Research and development expenses in fiscal 1997 increased 52.3%, or $0.5 million, to $1.5 million from $1.0 million in fiscal 1996, primarily due to development efforts relating to new products and expenses associated with the clinical support of the Company's existing products.

     Depreciation and Amortization Expenses

     Depreciation and amortization expenses in fiscal 1997 increased 78.8%, or $0.4 million, to $1.0 million from $0.6 million in fiscal 1996. This increase is primarily attributable to the amortization of the purchase price of the LIDEX and SYNALAR products purchased by the Company in February 1997. The Company is amortizing this purchase price over a 25-year period.

     Operating Income

     Operating income during fiscal 1997 increased 115.3%, or $6.9 million, to $12.9 million from $6.0 million in fiscal 1996 and increased as a percentage of net sales to 31.3% from 23.6% in fiscal 1996. This increase was primarily as a result of higher sales volume, coupled with an increase in the Company's gross profit margin and the reduction in operating expenses as a percentage of net sales.

     Interest

     Interest income (expense) in fiscal 1997 increased $3.6 million, to $3.8 million from $0.2 million in fiscal 1996, primarily due to higher cash, and short-term investment balances during fiscal 1997, attributable to the public offering completed by the Company in October 1996, raising $95.7 million before related expenses or $90.1 million net of related expenses. Interest expense in fiscal 1997 decreased 63.8%, or $48,000, to $27,000, from $76,000 in fiscal
1996.

     Income Tax

     Income tax, net, during fiscal 1997 decreased $1.1 million to a benefit of $0.7 million from a benefit of $1.8 million in fiscal 1996. During the fourth quarter of fiscal 1996 and the first quarter of fiscal 1997, the Company reevaluated the estimated amount of valuation allowance required to reduced deferred tax assets in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") to an amount the Company believed appropriate. Accordingly, a credit to deferred income tax benefit of $1.9 million in fiscal 1996 and $2.0 million in fiscal 1997 was reflected in the consolidated income statement. The amount of net deferred tax assets estimated to be recoverable was based upon the Company's assessment of the likelihood of near term operating income coupled with uncertainties with respect to the impact of future competitive and market conditions.

     Net Income

     Net income during fiscal 1997 increased approximately 120.1%, or $9.4 million, to $17.3 million from $7.9 million in fiscal 1996. The increase was primarily attributable to an increase in sales volume, an increase in gross margin as a percentage of net sales, and a reduction of operating expenses as a percentage of net sales.

  Fiscal Year Ended June 30, 1996 Compared to Fiscal Year Ended June 30, 1995

     Net Sales

     Net sales for fiscal 1996 increased 32.3%, or $6.2 million, to $25.3 million from $19.1 million for fiscal 1995. The Company's net sales increased in fiscal 1996 primarily as a result of both unit and dollar sales growth associated with an increase in market share of the existing prescription products and the launch of a new prescription product. The Company's prescription products accounted for 83.2% of net sales in fiscal 1996 and 70.6% in fiscal 1995. Net sales of the Company's prescription products grew

56.0%, or $7.6 million, to $21.1 million in 1996 from $13.5 million in fiscal 1995, primarily due to the Company's launch of TRIAZ products in October 1995, coupled with an increase in market penetration of DYNACIN products. The increase in sales of prescription products in fiscal 1996 was partially offset by a decrease in unit sales of OTC products, primarily the ESOTERICA product line. OTC products accounted for 16.8% of net sales in fiscal 1996 and 28.2% in fiscal 1995. The Company continues to invest a majority of its marketing funds in the Company's prescription products.

     Gross Profit

     Gross profit during fiscal 1996 increased 38.2%, or $5.1 million, to $18.4 million from $13.3 million in fiscal 1995. As a percentage of net sales, gross margin grew to 72.5% in fiscal 1996 from 69.4% in fiscal 1995 primarily as a result of manufacturing cost reductions for DYNACIN products and a change in sales mix toward the Company's prescription products, which have higher gross margins.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses in fiscal 1996 increased 5.2%, or $0.5 million, to $10.9 million from $10.3 million in fiscal 1995, primarily due to a 22.2%, or $1.4 million, increase in selling expenses in fiscal 1996. This increase was primarily attributable to an increase in personnel costs commensurate with increased sales volume, yearly salary escalations and an increase in promotional costs attributable to the launch of TRIAZ products. Selling, general and administrative expenses in fiscal 1995 included $0.6 million in nonrecurring expenses associated with the Company's headquarters relocation to Phoenix, Arizona in fiscal 1995.

     Research and Development Expenses

     Research and development expenses in fiscal 1996 increased 23.7%, or $0.2 million, to $1.0 million from $0.8 million in fiscal 1995, primarily due to development efforts relating to the introduction in October 1995 of the Company's TRIAZ products.

     Depreciation and Amortization Expenses

     Depreciation and amortization expenses remained materially unchanged, at $0.6 million in fiscal 1996 and $0.5 million in fiscal 1995.

     Operating Income

     Operating income during fiscal 1996 increased 260.0%, or $4.3 million, to $6.0 million from $1.7 million in fiscal 1995 and increased as a percentage of net sales to 23.6% from 8.6% in fiscal 1995. This increase was primarily a result of higher sales volume, coupled with an increase in the Company's gross profit margin and the absence of nonrecurring relocation expenses which were incurred in fiscal 1995.

     Interest

     Interest income in fiscal 1996 increased 167.7%, or $96,000, to $154,000 from $58,000 in fiscal 1995, primarily due to higher cash and short term investment balances in 1996. Interest expense in fiscal 1996 decreased 49.9%, or $75,000, to $76,000, from $151,000 in fiscal 1995, primarily due to the repayment of a substantial portion of the Company's debt.

     Income Tax

     Income tax benefit (expense) during fiscal 1996 increased $1.9 million to a benefit of $1.8 million from an expense of $0.1 million in fiscal 1995. During the fourth quarter of fiscal 1996, the Company reevaluated the estimated amount of valuation allowance required to reduce deferred tax assets in accordance with SFAS No. 109 to an amount the Company believed appropriate. Accordingly, a credit to income tax benefit of $1.9 million was reflected in the consolidated income statement. The amount of net deferred tax assets estimated to be recoverable was based upon the Company's assessment of the likelihood of near term operating income coupled with uncertainties with respect to the impact of future competitive and market conditions. No such income tax benefit was recorded in fiscal 1995.

     Net Income

     Net income during fiscal 1996 increased approximately 388.5%, or $6.3 million, to $7.9 million from $1.6 million in fiscal 1995. The increase was primarily attributable to an increase in sales volume, an increase in gross margin as a percentage of net sales and the recording of the income tax benefit in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1997 and June 30, 1997, the Company had cash equivalents and short-term investments of approximately $33.6 million and $85.1 million, respectively. The Company's working capital was $51.4 million and $94.8 million at December 31, 1997 and June 30, 1997, respectively. The decrease in working capital is primarily attributable to a decrease in cash equivalents and short-term investments used to purchase 100% of the outstanding common stock of GenDerm in December 1997.

     At December 31, 1997 and June 30, 1997, the Company had inventories of $6.5 million and $3.0 million, respectively. The increase in the Company's inventory balances is primarily related to the inventories acquired in the GenDerm acquisition. Historically, GenDerm held a greater level of inventory balances than the Company traditionally maintains.

     At December 31, 1997 and June 30, 1997, the Company had current liability balances of $16.2 million and $8.7 million, respectively. The increase is due primarily to the assumption of the GenDerm liabilities.

     In the 1998 six months, the Company decreased its cash position primarily through the acquisition of GenDerm for which the Company paid approximately $60 million in cash, offset by $6.9 million cash provided by operations. In fiscal 1997, the Company increased its cash position through a public offering yielding $95.7 million before related expenses, through $13.8 million cash provided by operations and $3.5 million generated from the exercise of stock options. In fiscal 1997, the Company paid $28.0 million for the purchase of the LIDEX and SYNALAR products.

     In November 1996, the Company increased its credit facility obtained in August 1995 with Norwest Bank Arizona, N.A. ("Norwest") from $5.0 million to $25.0 million (the "Credit Facility"). Due to the timing of the Credit Facility increase, $5.0 of the Credit Facility expires in February 1998 and $20.0 million of the Credit Facility expires in November 1998. The Credit Facility is secured by principal assets of the Company. The Company is required to comply with certain covenants and restrictions, including covenants relating to the Company's financial condition and results of operations. Although the Company has yet to draw down on the Credit Facility, the lack of availability of loans, the requirement to make early repayment of loans or the inability of the Company to renew the Credit Facility could have a material adverse effect on the Company, depending on its liquidity and working capital at such time.

     The Company may increase total expenditures for research and development and expects that research and development expenditures as a percentage of net sales will fluctuate from period to period. Actual expenditures will depend on a variety of factors, including the Company's financial condition, as well as the results of clinical testing, delays or changes in government-required testing and approval procedures, technological and competitive developments and strategic marketing decisions.

     In accordance with various manufacturing agreements, the Company is required to provide manufacturers with pro forma estimated production requirements by product and in accordance with minimum production runs. From time to time, the Company may not take possession of all merchan-dise which has been produced by the manufacturer. However, the Company records its obligation to the manufacturer at the time production is completed. The Company can give no assurance that the research and development projects will provide technologies or products that will be patentable, commercially feasible or acceptable to government agencies whose approval may be necessary.

     The Company may need to raise additional funds to acquire or license additional formulations, technologies, products or businesses, to expand its sales force, to support the marketing and sales of additional products, and possibly to expand its facilities to accommodate an expanded sales force or to expand manufacturing capabilities and capacity. The Company may seek additional funding through public and private financings, including equity financings. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may cause the Company to delay, scale back, or abandon some or all of its acquisition and licensing programs or marketing and manufacturing opportunities.

     Inflation did not have a significant impact upon the results of the Company during the 1998 six months, fiscal 1997, 1996 or 1995.

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

THE COMPANY

     Medicis is the leading independent pharmaceutical company in the United States focusing exclusively on the treatment of dermatological conditions. The Company offers prescription, OTC and cosmetic dermatology products, emphasizing the clinical effectiveness, quality, affordability and cosmetic elegance of its products. Medicis has achieved a leading position in branded products for the treatment of acne, acne-related, and pruritic conditions and psoriatic conditions, while also offering the leading OTC fade cream product line in the United States. The Company has built its business through successfully introducing prescription pharmaceuticals such as DYNACIN and TRIAZ products for the treatment of acne, as well as the acquisition of the ESOTERICA fade cream product line. In addition, the Company has acquired OTC products such as the LIDEX and SYNALAR corticosteroid product lines from Syntex, and the entire product line of GenDerm including ZOSTRIX topical analgesics and NOVACET acne rosacea treatments. Medicis has also formed a new business unit, TxSYSTEMS by MEDICIS, to market non-prescription cosmetic dermatology products for sale directly to dermatologists in the United States for administration and dispensing to patients.

INDUSTRY BACKGROUND

  The United States Pharmaceutical Market

     The annual domestic retail market for pharmaceuticals was estimated to be in excess of $89 billion in 1997. While this market is dominated by large, multinational pharmaceutical companies that conduct substantial research and development activities, it is estimated that approximately 35% of all pharmaceutical sales are derived from several hundred individual products and product lines, most of which are believed to generate less than $50 million of revenues annually. Meanwhile, industry consolidation and pricing pressures from health care cost containment initiatives have raised the threshold level of sales necessary for any individual product to justify active domestic marketing and promotion from a major pharmaceutical company. In addition, major pharmaceutical companies commonly focus their marketing efforts on new pharmaceuticals in order to accelerate recovery of their development costs. Consequently, the marketing of many established pharmaceuticals has been de-emphasized, and the major pharmaceutical companies have increasingly sought to divest smaller product lines as a more immediate and effective means of deriving revenue from products that are deemed strategically less important. These prevailing influences on major pharmaceutical companies allow specialized companies like Medicis to identify and pursue niche market opportunities.

  The United States Dermatological Market

     The dermatology market is subject to many of the same influences that affect the pharmaceutical market generally. Although the prescription and non-prescription dermatology market accounted for an estimated $5 billion in annual sales in 1996 in the United States, most dermatological products have total annual domestic sales of less than $50 million each. Consequently, the Company believes that most individual dermatological products do not generate sales that would typically interest most major pharmaceutical companies. The annual growth rate of the dermatology market is estimated to be in excess of 10%.

     The ability of niche companies to compete effectively in the dermatology market is further enhanced by the relatively small number of physicians responsible for the majority of dermatological prescription activity and by the nature of dermatological diseases. Of the approximately 6,600 office-based dermatologists and approximately 1,500 university-based or hospital-based dermatologists in the United States, approximately 3,200 dermatologists are responsible for 80% of all prescriptions written by dermatologists. Most dermatological diseases are chronic or of long duration and are typically treated with drugs over a period of years, resulting in long-term demand for drugs proven to be clinically effective. In addition, although they are rarely debilitating or life threatening, the readily apparent and sometimes disfiguring nature of dermatological conditions often causes patients to be highly motivated to seek and comply with drug therapy. As many dermatological products are applied to the skin and are readily visible, the cosmetic elegance and physical characteristics of the product are among the important determinants of product success.

     With more than 60 million Americans turning 50 between 1997 and 2010, the Company believes the demand for cosmetic procedures and products will continue to grow. Cosmetic dermatology has gained increasing importance as new therapies and procedures have become available to significantly improve the appearance of skin and hair. Numerous non-prescription treatments are available today, including glycolic acid in the form of creams and lotions to treat the appearance of fine lines and improve skin texture, as well as various chemical peels designed to rejuvenate the skin and correct scarring, discoloration and textural irregularities. Furthermore, because cosmetic treatment is discretionary and not covered by medical insurance, this market segment is not subject to the impact of managed care seen in other areas of dermatology. Thus, the dispensing business for cosmetic dermatology procedures and products is an important area for the continued growth and success of the Company.

BUSINESS STRATEGY

     In pursuit of its goal to become the leading provider of products for the treatment of dermatological conditions in the United States, the Company seeks to:

     Increase Penetration in the Dermatology Market. The Company builds strong relationships and brand loyalty with many high-profile dermatologists and medical opinion leaders through its highly responsive customer service approach and by consistently expanding its product offerings. By offering what the Company believes are superior and cosmetically elegant products supported by favorable results in clinical trials, the Company is able to differentiate its products from those of its competitors. The Company also plans to increase its presence among dermatologists by serving as a leading sponsor of continuing medical education programs designed for the needs of practicing dermatologists.

     License or Acquire Leading Dermatologic Products. The Company intends to seek further strategic licensing and acquisition of proven products consistent with the Company's standards for efficacy, quality, cosmetic elegance, cost and gross profit margins. For example, the Company acquired Syntex's corticosteroid products in February 1997, and GenDerm's entire product line, including topical analgesics, anti-pruritic treatments, an acne rosacea treatment and an acne wash, in December 1997.

     Capitalize Upon the Company's Focused Marketing and Sales Force. To maximize the effectiveness of its selling efforts, the Company's sales force focuses on the approximately 3,200 dermatologists who are responsible for 80% of all prescriptions written by dermatologists. The Company's sales force has forged close relationships with these dermatologists and maintains a dedicated responsiveness to their needs. The Company intends to enhance its existing marketing and sales capabilities in order to expand and increase the penetration of its existing products as well as market new products.

     Formulate Innovative Products That Offer Therapeutic or Cosmetic Advantages. Through recommendations from dermatologists and its scientific advisors and general marketing research, the Company seeks to develop innovative products from existing pharmaceutical agents with proven applicability to dermatological diseases. The Company then utilizes its formulation expertise to optimize the delivery of such agents. For example, the Company introduced DYNACIN and TRIAZ in fiscal 1993 and 1996, respectively.

     Enter Into Collaborative Development Ventures. The Company intends to continue expanding its relationships with other pharmaceutical companies through collaborative development agreements. Medicis looks to such partners to develop and manufacture innovative products that the Company will then market and distribute to dermatologists in the United States. The Company recently entered into an agreement with Abbott Laboratories, Inc. ("Abbott") for the development, manufacturing and marketing of a branded dermatological product.

     Minimize Overhead Costs Through Selectively Utilizing Third-Party Resources. To avoid the high cost of laboratory facilities and related staffing expenses, the Company has established relationships with several third-party research organizations that conduct formulation work and clinical testing on its behalf. In addition, to avoid the high capital cost of manufacturing facilities and to maximize production flexibility, the Company has entered into third-party manufacturing contracts on a product-by-product basis.

PRINCIPAL PRODUCTS AND PRODUCT LINES

     The Company currently offers products in the following areas of dermatology: acne, acne rosacea, pruritis, inflammatory and hyperproliferative skin conditions, dry skin, dandruff, warts, hyperpigmentation and cosmetic dermatology. The Company addresses these areas with a range of prescription products, OTC products and cosmetic dermatology products.

  Prescription Products

     The Company currently focuses its prescription pharmaceutical efforts primarily on treating acne, acne-related conditions and inflammatory and hyperproliferative skin diseases, including eczema, psoriasis and topical dermatitis. The Company's principal branded pharmaceuticals are as follows:

     DYNACIN is an oral, systemic antibiotic prescribed for the treatment of moderate to severe acne vulgaris, the most common form of acne. Acne related conditions resulted in over 10 million visits to dermatologists in the United States in 1995. The most commonly prescribed systemic acne treatments are tetracycline and its derivatives, doxycycline and minocycline. Minocycline, the active ingredient in DYNACIN products, is widely prescribed for the treatment of acne for several reasons. It has a more convenient schedule of one or two doses per day as compared to other forms of tetracycline, which can require up to four doses per day. Other forms of tetracycline require ingestion on an empty stomach and often increase patient sensitivity to sunlight, creating a greater risk of sunburn. Moreover, the other forms of tetracycline, including doxycycline, often cause gastric irritation. In addition, resistance to several commonly used antibiotics, including erythromycin, clindamycin, doxycycline and tetracycline, by the primary bacterial organism responsible for acne has been documented. Studies suggest that bacterial resistance to erythromycin exceeds 60%, and resistance to doxycycline and tetracycline exceeds 40%, while the bacteria showed virtually no resistance to minocycline. Thus, although more expensive than other forms of branded tetracycline and many times more expensive than generic tetracycline, minocycline is documented to have clinical performance that is superior to other forms of tetracycline, while avoiding many of its disadvantages. The Company believes the retail price of DYNACIN is approximately 30% lower than the average reported retail price of another branded minocycline product, Minocin, while selling at approximately 25% to 30% higher than the average reported retail price of generic minocycline. DYNACIN is at least comparable in performance to Minocin and is believed by the Company to enjoy certain performance characteristics that favorably distinguish it from generic minocycline. DYNACIN was launched in the second quarter of fiscal 1993. At June 30, 1997, DYNACIN held approximately 56% of total branded minocycline market sales and was the leading branded minocycline in the United States. There can be no assurance that DYNACIN will not lose significant market share in the future, that it will remain a competitive product, or that the Company will be able to compete successfully in the acne treatment market through the sale of DYNACIN or any other product. The Company has entered into a manufacturing and supply agreement with Schein for the supply of DYNACIN products. See "Risk
Factors -- Dependence on Sale of Key Products," "-- Manufacturing,"
"-- Trademarks" and "-- Patents and Proprietary Rights."

     TRIAZ is a patented topical therapy prescribed for the treatment of all forms and varying degrees of acne, and is available as a gel or cleanser in two concentrations. The combined sales of topically-applied prescription acne products were in excess of $500 million in the United States in 1996. The most frequently prescribed topical acne treatments include Cleocin-T, generic topical clindamycin, and Benzamycin. While these therapies are generally effective, TRIAZ offers advantages over each product, including improved stability, greater convenience of use, reduced cost and fewer side effects. Benzamycin requires refrigeration and mixing by a pharmacist and has a relatively short shelf life of three months. In contrast, TRIAZ comes in a ready-mixed gel that does not require refrigeration and has a two-year shelf life. In addition, TRIAZ is aesthetically pleasing and minimizes the extreme drying and scaling of skin often caused by competing brands. The Company believes the average reported retail price of TRIAZ is less than that of either Cleocin-T or Benzamycin. TRIAZ products are manufactured using the active ingredient benzoyl peroxide in a vehicle containing glycolic acid and zinc lactate. Studies conducted by third parties have shown that benzoyl peroxide is the most efficacious agent available for eradicating the bacteria that cause acne. Glycolic acid is believed by the Company to enhance the effectiveness of benzoyl peroxide by exfoliating the outer layer of the skin, thereby providing direct access to the bacteria, and zinc lactate is believed by the Company to act to reduce the appearance of inflammation and irritation often associated with acne. TRIAZ was developed by the Company and introduced in the second quarter of fiscal 1996. As of December 1997, TRIAZ cleanser was the leading high-potency prescription acne wash and TRIAZ 6% Gel was the leading low potency benzoyl peroxide acne product. There can be no assurance that TRIAZ will not lose significant market share in the future, that it will remain a competitive product or that the Company will be able to compete successfully in the acne treatment market through the sale of TRIAZ or any other product. The Company has patents and certain licensed patent rights covering varying aspects of TRIAZ. TRIAZ products are manufactured to the Company's specifications on a purchase order basis by Paco Laboratories, Inc. and Accupac, Inc. See "Risk Factors -- Dependence on Sale of Key Products," and "-- Manufacturing," "-- Trademarks" and "-- Patents and Proprietary Rights."

     LIDEX is a high-potency topical corticosteroid brand prescribed for the treatment of inflammatory and hyperproliferative skin diseases such as eczema, psoriasis, atopic dermatitis, poison ivy, and other inflammatory skin conditions. Competing steroid brands in the high potency category include Halog, Elocon, and Cyclocort. LIDEX also competes with steroid brands in the super-potency category such as Temovate, Diprolene and Psorcon. LIDEX was introduced more than 20 years ago and the Company believes it is among the most widely-accepted, efficacious and safe topical steroid treatments available. Topical corticosteroid treatments represented sales of approximately $480 million in 1996 in the United States. The active ingredient in LIDEX, fluocinonide, works to alleviate inflammations of the skin by reducing swelling and pain, relieving itching and constricting blood vessels in the skin. In a controlled clinical study sponsored by Syntex, LIDEX was shown to be therapeutically superior to a generic preparation containing the same active ingredients. In addition, in a controlled clinical study sponsored by the Company in 1997, LIDEX was shown to be more chemically stable than a generic preparation containing the same active ingredients. The LIDEX product line consists of various strengths and cosmetically elegant formulations, including gels, ointments, creams, solutions and emollient creams. This broad product line allows dermatologists to prescribe the most appropriate product based on the severity and location of a patient's condition, as well as the thickness of a patient's skin. The various forms of LIDEX are preservative-free, and the active ingredient is fully dissolved in the vehicle of the medication, with the exception of the LIDEX-E Cream, resulting in better absorption of the medication into the skin. In addition, certain competing products have a time limitation on their usage, whereas there are no restrictions on the length of treatment with LIDEX. The Company believes LIDEX is priced comparably to other branded corticosteroid products, but significantly higher than the average reported retail price of generics containing fluocinonide. The Company acquired the rights to LIDEX in the United States and Canada from Syntex in the third quarter of fiscal 1997. There can be no assurance that the Company will be able to successfully market the LIDEX product line, that LIDEX will not lose significant market share in the future, that it will remain a competitive product or that the Company will be able to compete successfully in the topical corticosteroid market through the sale of LIDEX or any other product. The Company has a manufacturing and supply agreement with Patheon for the production of LIDEX. See "Risk Factors -- Dependence on Sale of Key Products," and
"-- Manufacturing," "-- Trademarks" and "-- Patents and Proprietary Rights."

     NOVACET is a topical vanishing cream prescribed for the treatment of acne rosacea, a chronic inflammatory skin disorder resembling acne, and seborrheic dermatitis. The active ingredients in NOVACET are sodium sulfacetamide and sulfur. Sales of products to treat acne rosacea in the United States in 1996 were approximately $50.0 million. NOVACET was introduced in 1993 and competes with other topical acne rosacea treatments such as Sulfacet-R, MetroGel, MetroCream and generic treatments, as well as various forms of erythromycin, clindamycin and oral metronidazole, which also are used from time to time to treat acne rosacea. In a controlled clinical study sponsored by GenDerm, NOVACET was shown to reduce the severity of redness and inflammation resulting from acne rosacea by 83% over an eight week period and 98% of the patients in the study showed significant improvements in their condition by week eight. The Company believes NOVACET is priced comparably to the competing brands. The Company acquired NOVACET in December 1997 from GenDerm and assumed the marketing of this brand in the United States and Canada. There can be no assurance that the Company will be able to successfully market the NOVACET product line or that the NOVACET product line will achieve or maintain market acceptance. The Company has a manufacturing and supply agreement with DPT for the production of NOVACET. See "-- Manufacturing," "-- Trademarks" and "-- Patents and Proprietary Rights."

     The Company's other prescription products include, among others, SYNALAR, a mid- to low-potency topical corticosteroid brand prescribed for the treatment of less severe forms of inflammatory and hyperproliferative skin diseases; ZONALON, a topical anti-pruritic cream; THERAMYCIN Z, a topical antibiotic therapy for the treatment of acne; BENZASHAVE, a topical therapy for the treatment of pseudofolliculitis barbae and acne associated with shaving; and LUSTRA, a topical therapy for the treatment of skin discolorations and hyper-pigmentation. See "-- Products in Development."

  Non-Prescription Products

     The Company's non-prescription products consist of OTC pharmaceutical products and cosmetic dermatology products.

     Over-The-Counter Products

     The Company markets a variety of OTC skin care products to treat hyperpigmentation, warts, dandruff, acne, dry skin and certain inflammatory skin conditions, as well as a topical analgesic to treat arthritic pain. The Company's principal OTC products are as follows:

     ESOTERICA is a line of topical creams used to treat minor skin discoloration problems such as age spots, uneven skin tones, dark patches, blotches and freckles. ESOTERICA is the leading line of fade creams in the United States. ESOTERICA is available in five formulations, consisting of four creams containing various concentrations of the active ingredient hydroquinone, and a body lotion. Hydroquinone is the only agent proven to reduce hyperpigmentation and the only product legally sold in the United States for this purpose. Competing OTC products used to treat minor skin discoloration include Porcelana and AMBI, which are sold in a variety of creams, gels and lotions. There can be no assurance that the Company will be able to successfully market the ESOTERICA product line, that it will not lose significant market share in the future, that it will remain a competitive product or that the Company will be able to compete successfully in the OTC fade cream market through the sale of ESOTERICA or any other product. The Company has a manufacturing agreement for the ESOTERICA products with Contract Pharmaceuticals Limited on a purchase order basis. See "-- Manufacturing."

     ZOSTRIX is a line of topical analgesic creams for the treatment of arthritic pain. The active ingredient in ZOSTRIX is capsaicin, a chemical derived from chili peppers, which is believed to work by decreasing the presence of a neurotransmitter in the body called substance P, which can cause pain and inflammation. ZOSTRIX is the leading line of topical capsaicin creams in the United States, comprising approximately 56% of the capsaicin market. ZOSTRIX primarily competes with other topical analgesics including Capzasin, Aspercreme, Sportscreme, Icy Hot, Flexall, Bengay and other private label capsaicins and hot/cold rubs. The Company acquired ZOSTRIX in December 1997 from GenDerm and assumed the marketing of this brand in the United States and Canada. The Company has granted to Bioglan Laboratories Limited ("Bioglan") an exclusive license to the Company's rights in pharmaceutical topical preparations containing capsaicin in Belgium, France, Germany, Greece, Italy, Luxembourg, Netherlands and Portugal, in consideration for the payment by Bioglan of certain royalties. The Company currently markets such products as ZOSTRIX in the United States and Canada. The agreement will expire upon the later of December 31, 2008 or the tenth anniversary of the date of first commercial sales of the licensed products in such territory. Upon the expiration of the term of the license agreement, Bioglan will have a fully-paid, exclusive, perpetual license for such rights in such countries. There can be no assurance that the Company will be able to successfully market the ZOSTRIX product line, that ZOSTRIX will not lose significant market share in the future, that it will remain a competitive product or that the Company will be able to compete successfully in the topical analgesics market through the sale of ZOSTRIX or any other product. The Company has a manufacturing and supply agreement with DPT for the production of ZOSTRIX. See "-- Manufacturing" and "-- Certain License and Royalty Agreements."

     The Company's other OTC products include, among others: THERAPLEX, a line of moisturizers used for the treatment of dry skin or certain inflammatory skin conditions; OCCLUSAL-HP, a topical wart therapy; PENTRAX, a shampoo containing the active ingredient fractar, an extract of coal tar, used for the treatment of dandruff, seborrheic dermatitis and psoriasis of the scalp; and SALAC, a cleanser used for the topical treatment of acne vulgaris.

     Cosmetic Dermatology Products

     In February 1997, the Company formed a new business unit, TxSYSTEMS by MEDICIS, to market non-prescription cosmetic dermatology products for sale directly to dermatologists nationwide for administration and dispensing to patients. There can be no assurance that the Company will be able to successfully market non-prescription dermatology treatments or that any such product line will achieve or retain market acceptance. The principal products introduced by the TxSYSTEMS by MEDICIS business unit are as follows:

     AFIRM is a line of topical creams containing the active ingredient retinol, a vitamin-A derivative, to improve the texture and appearance of skin. AFIRM is used to exfoliate skin and restore and enhance the natural cell renewal process. AFIRM reduces the appearance of fine lines, superficial scars, and skin discoloration, helps to repair sun damaged skin, and makes skin look and feel smoother and firmer. The cosmetically elegant formulation of the creams makes AFIRM greaseless, non-comedogenic, and safe for daily use. The product incorporates microsponge technology developed by APS to maintain stability of the retinol molecule and provide continuous delivery of retinol to the skin, simultaneously providing improved bioavailability by absorption and reduced skin irritation. AFIRM is available in three strengths of retinol for varying skin types. The Company has a license and supply agreement with APS and is limited to promoting AFIRM exclusively to dermatologists in the United States. See
"-- Manufacturing" and "-- Certain License and Royalty Agreements."

     BETA-LIFTx is a five-minute peel procedure that stimulates cell turnover and renewal through the application of salicylic acid in the form of microcrystals using APS' microsponge technology. BETA-LIFTx reduces the appearance of fine lines, skin discoloration, superficial scars, and other signs of photodamaged skin. Unlike glycolic acid or other chemical peels, the BETA-LIFTx product is self limiting, automatically shuts off after approximately five minutes, and does not damage the integrity of the skin's function as a protective barrier, making the procedure easier and safer to perform than similar in-office treatments. BETA-LIFTx is sold to dermatologists in the form of a kit containing PRE-CLEANSE pads, one application of the salicylic acid, and a one-ounce bottle of THERAPLEX HYDROLOTION as an after-care moisturizer. The Company has a license and supply agreement with APS and is limited to promoting BETA-LIFTx, exclusively to dermatologists in the United States. See
"-- Manufacturing" and "-- Certain License and Royalty Agreements."

PRODUCTS IN DEVELOPMENT

     The Company has developed and obtained rights to certain pharmaceutical agents in various stages of development. The Company has a variety of products under development, ranging from existing product line extensions to new products or reformulations of existing products. Medicis' strategy involves the rapid evaluation and formulation of new therapeutics by obtaining preclinical safety and efficacy data, when possible, followed by rapid safety and efficacy testing in humans. While development periods may vary, the Company generally selects products for development with the objective of proceeding from formulation to product launch within a two-year period.

     The Company directs the efforts of contract laboratory research facilities to perform formulation and research work on active ingredients as well as to conduct preclinical studies and clinical trials. All products and technologies under development will require significant commitments of personnel and financial resources. Several products will require extensive clinical evaluation and premarketing clearance by the FDA and comparable agencies in other countries prior to commercial sale. Certain of the products and technologies under development have been licensed from third parties. The failure of the Company to meet its obligations under one or more of these agreements could result in the termination of the Company's rights under such agreements. In addition, the Company regularly reevaluates its product development efforts. On the basis of these reevaluations, the Company has in the past, and may in the future, abandon development efforts for particular products. There can be no assurance that any product or technology under development will result in the successful introduction of any new product. Failure of the Company to introduce and market new products, whether internally developed or acquired from third parties, could have a material adverse effect on the Company's business, financial condition or results of operation. See "-- Government Regulation."

     The Company's research and development costs for Company-sponsored and unreimbursed co-sponsored pharmaceutical projects for fiscal 1997, fiscal 1996 and fiscal 1995 were $1,450,000, $952,000 and $770,000, respectively. The
Company's research and development costs for Company-sponsored and unreimbursed co-sponsored pharmaceutical projects for the six months ended December 31, 1997 was $1,448,000. The Company has in the past supplemented, and may in the future supplement, its research and development efforts by entering into research and development agreements with other pharmaceutical companies in order to defray the cost of product development. There can be no assurance that the Company will be able to enter into research and development agreements acceptable to the Company, or at all.

     In June 1997, the Company entered into an agreement with Abbott for the development, manufacture and marketing of a branded dermatologic product. Abbott will be responsible for the development and eventual manufacture of the product, which the Company will market exclusively to dermatologists. The Company has agreed to pay certain development expenses estimated to be approximately $1,000,000. There can be no assurance that this collaboration will result in the successful introduction of any new product or technology.

     In October 1997, the Company signed a letter of intent with Miravant Medical Technologies, Inc. ("Miravant") for the development and commercialization of Miravant's PhotoPoint technology for dermatology applications. PhotoPoint technology is a proprietary procedure that uses light-activated drugs to destroy targeted cells. The Company and Miravant will collaborate on the development of photo sensitizers, subsequent clinical trials and future marketing activities. Among the planned co-development project areas is the treatment of psoriasis and certain skin cancers. Under the preliminary agreement, Miravant will bear the costs associated with product development and the Company shall be responsible for all marketing, sales and distribution expenses following regulatory approval. The Company expects to enter into an agreement incorporating these terms in the near future. There can be no assurance that the Company will enter into a final agreement incorporating these terms or that this collaboration, if agreed upon, will result in the successful introduction of any new product or technology.

     In December 1997, the Company acquired 100% of the common stock of GenDerm. In assuming all related assets of GenDerm, the Company acquired several in-process research and development projects. Although the Company intends to continue such development projects, there can be no assurance that any product or technology previously under development by GenDerm will result in the successful introduction of any new product or that the Company will continue the development of any such projects in the future. See "Risks Associated with GenDerm Acquisition" and "-- Acquisition of GenDerm" and "-- Uncertainty of Product Development."

     In January 1998, the Company introduced LUSTRA, a topical therapy prescribed for the treatment of ultra-violet induced skin discolorations and hyperpigmentation usually associated with the use of oral contraceptives, pregnancy, hormone replacement therapy and superficial trauma. LUSTRA contains 4% hydroquinone in a vehicle containing glycolic acid in an anti-oxidant complex. In controlled clinical trials sponsored by the Company in 1998, LUSTRA demonstrated a reduction in pigmented lesions in a two week period with statistically significant performance over competing brands Solaquin and Melanex. In another clinical trial sponsored by the Company in 1997, LUSTRA demonstrated a statistically significant reduction of sunburned skin cells when exposed to cumulative ultra-violet radiation as compared with no treatment. Such sunburned cells are a measure of ultra-violet induced skin damage. The Company started shipping LUSTRA to wholesalers in February 1998. LUSTRA is manufactured on a purchase-order basis by Contract Pharmaceuticals Limited. There can be no assurance that the Company will be able to successfully market LUSTRA or that the product will achieve market acceptance. See "Risk Factors -- Dependence on Acquisition Strategy and New Product Introductions."

MARKETING AND SALES

     The Company believes that its prescription pharmaceutical marketing and sales organization is one of the most productive in the dermatology sector. The marketing effort is focused on assessing and meeting the needs of dermatologists. The Company's prescription sales team, consisting of 35 members at December 31, 1997, regularly calls on dermatologists, focusing on the approximately 3,200 dermatologists who are responsible for 80% of all prescriptions written by dermatologists. The Company has created an incentive program based on aggressive goals in market share growth and believes its highest performing sales representatives to be well compensated. The Company focuses on cultivating a relationship of trust and confidence with dermatologists themselves. In addition, the Company also uses a variety of marketing techniques to promote its products, including sampling, journal advertising, promotional material, specialty publications, rebate coupons, product guarantees, a leadership position in educational conferences and exposure to its products on the Internet.

     The Company's OTC products are promoted to retailers and wholesalers by manufacturers' representatives who also support a substantial number of products of other manufacturers. The Company also markets its OTC products through trade promotions, radio and print advertising, couponing and consumer awareness.

     The Company has a dedicated cosmetic dermatology sales force of 13 field representatives as of December 31, 1997, as part of the new TxSYSTEMS by MEDICIS business unit to market non-prescription cosmetic dermatology products for sale directly to dermatologists in the United States. TxSYSTEMS by MEDICIS representatives call on high-volume dermatologists who are actively engaged in dispensing cosmetic products directly to patients and who perform cosmetic procedures in their offices. TxSYSTEMS by MEDICIS representatives conduct in-depth product demonstrations and training, assist physicians and their office staffs with merchandising, and provide consulting services to dermatologists beginning in the dispensing business. The Company also uses a variety of marketing techniques to support the field sales force, including promotional and display materials, direct mail programs, journal advertising, public relations efforts to obtain editorial coverage of the product, and attendance at educational conferences and seminars.

WAREHOUSING AND DISTRIBUTION

     The Company utilizes an independent national warehousing corporation to store and distribute its products from three central warehousing locations in California, Georgia and Maryland. Upon the receipt of a purchase order through electronic data input ("EDI"), phone, mail or facsimile, the order is processed into the Company's inventory systems, at which time an inventory picking sheet is automatically placed via EDI to the most efficient warehouse location for shipment, usually within 24 hours, to the customer placing the order. Upon shipment, the warehouse sends back to the Company via EDI the necessary information to automatically process the invoice in a timely manner.

CUSTOMERS

     The Company's customers include the nation's leading wholesale pharmaceutical distributors, such as McKesson, Bergen Brunswig, Cardinal, Bindley and major drug chains. In fiscal 1997, McKesson, Cardinal and Bergen Brunswig accounted for approximately 20.6%, 16.3% and 10.9%, respectively, of the Company's sales. In fiscal 1996, McKesson, Bergen Brunswig and Cardinal accounted for approximately 15.5%, 12.2% and 11.8%, respectively, of the Company's sales. The distribution network for pharmaceutical products has, in recent years, been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market. In addition, the number of independent drug stores and small chains has decreased as retail consolidation has occurred. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses which may result in product returns to the Company, cause a reduction in the inventory levels of distributors and retailers, or otherwise result in reductions in purchases of the Company's products, any of which could have a material adverse impact upon the Company's business, financial condition and results of operations. The loss of, or deterioration in, any of these customer accounts would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Customer Concentration; Consolidation of Distribution Network."

MANUFACTURING

     The Company currently contracts for all of its manufacturing needs and is required by the FDA to contract only with manufacturers that comply with cGMP regulations and other applicable laws and regulations. The Company typically does not enter into long-term manufacturing contracts with third-party manufacturers. Whether or not such contracts exist, there can be no assurance that the Company will be able to obtain adequate supplies of its products in a timely fashion, on acceptable terms, or at all.

     The Company's DYNACIN products are manufactured by Schein in compliance with the Company's specifications and quality standards pursuant to a supply agreement. Under the agreement, Schein manufactures minocycline for sale in the branded market exclusively for the Company, but may manufacture and sell minocycline for itself or others as a generic product. Schein currently manufactures minocycline for the generic market under its own label. The supply agreement expires in December 1999, but subject to automatic renewal for successive two-year periods if neither party gives timely notice of termination. It may also be terminated by either party without cause upon 12-months' notice. Schein may also terminate the exclusivity portion of the agreement if its profit margin on sales of DYNACIN products falls below a specified level. The agreement also provides that the Company will purchase all of its requirements for minocycline from Schein but may purchase some of its requirements from another manufacturer if Schein fails to meet certain cost standards or fails to provide the Company with all of its requirements for two of four consecutive quarters. In addition, the Company may use alternative sources if Schein terminates the Company's exclusive rights to purchase branded minocycline based upon the Company's failure to meet the specified profit margins, as defined. Either party may terminate the agreement in the event that one party cannot perform under the agreement for a period of three months or longer for certain reasons beyond its control. The Company believes that it has alternative sources of supply and that it would be able to use these alternative sources to preserve an adequate supply of DYNACIN. However, the inability of Schein to fulfill the Company's supply requirements for DYNACIN, one of the Company's largest-selling product, in a timely fashion, would have a material adverse effect on the Company's business, financial condition and results of operations.

     The majority of the Company's LIDEX products are manufactured primarily by Patheon in accordance with a manufacturing and supply agreement assumed by the Company in connection with the acquisition of the LIDEX and SYNALAR products. Under the terms of an agreement with the Company, Roche supplies, at cost, active ingredients necessary for manufacturing the LIDEX and SYNALAR products. The Patheon manufacture and supply agreement expires in January 1999, but is subject to one-year automatic renewals if neither party gives timely notice of termination. The inability of Patheon to fulfill the Company's supply requirements for LIDEX and SYNALAR in a timely fashion could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's ZOSTRIX, OCCLUSAL, PENTRAX, SALAC, NOVACET and ZONALON products, among others, are manufactured for distribution in the United States primarily by DPT and in Canada by Patheon in accordance with manufacturing and supply agreements assumed by the Company concurrent with the acquisition of GenDerm. The Company is currently seeking other sources to manufacture these products. Under the agreement, the Company is required to purchase at least 90% of its annual sales requirements from DPT. The DPT manufacturing agreement expires on December 2003. Either party may terminate the agreement upon two-years' notice by the Company and three years notice by DPT. Such termination period becomes 60 days if either party fails to perform, without cure, its obligations under the DPT manufacturing agreement.

     The Company's AFIRM and BETA-LIFTx products are manufactured by APS pursuant to a license and supply agreement that expires on the later of the expiration date of the last-to-expire patent relating to the AFIRM and BETA-LIFTx products, or in October 2006, the tenth anniversary of the effective date. Under the terms of the agreement, the Company is limited to promoting the products exclusively to dermatologists in the United States. In the event that APS fails to supply the Company's requirements for either product, the Company is permitted to purchase its requirements from third parties.

     The Company purchases THERAMYCIN Z and BENZASHAVE products exclusively from IVAX, pursuant to a manufacturing agreement expiring in July 2000. If IVAX is unable to supply the Company's requirements of either product, the Company is permitted to purchase the unsatisfied requirements from third parties.

     The remainder of the Company's products are produced on a purchase order basis only, including its ESOTERICA and LUSTRA products, manufactured by Contract Pharmaceuticals Limited; THERAPLEX EMOLLIENT products, manufactured by ViFor; THERAPLEX CLEARLOTION products, manufactured by Accupac, Inc.; THERAPLEX HYDROLOTION products, manufactured by BeautiControl Cosmetics, Inc.; and TRIAZ products, manufactured by Paco and Accupac, Inc. and one LIDEX product manufactured by Paco.

     There can be no assurance that the manufacturers of the Company's products will continue to meet the FDA's regulations or the Company's product specifications and standards for the indicated products or that they can continue to meet product demand on a consistent and timely basis. Schein, IVAX, ViFor and DPT are currently the sole manufacturers of DYNACIN products, THERAMYCIN Z products, THERAPLEX EMOLLIENT products and ZONALON products, respectively. Because of the FDA requirement for cGMP validation of manufacturing facilities for particular products, validation of a new facility to serve as a replacement source of manufacturing requires a substantial period of time. The Company believes that alternative sources of manufacturing are available for all of its products. However, any loss of a manufacturer or other difficulty relating to the manufacturing of the Company's products, especially the Key Products, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company faces the risk that, upon expiration of the term of any third-party manufacturing agreement, it may not be able to renew or extend the agreement with the third-party manufacturer, to obtain an alternative manufacturing source from other third parties or to develop internal manufacturing capabilities on commercially viable terms, if at all. The Company has obtained business interruption insurance to insure against the loss of income for up to 12 months due to the interruption of manufacturing of the Company's Key Products due to certain causes. While the Company believes that the policy provides substantial protection against the covered events, there can be no assurance that the policy will cover all manufacturing interruptions or that the amount of such insurance will be adequate to fully protect the Company for losses associated with such interruptions. Any loss in excess of coverage limits could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's third-party manufacturers rely on certain suppliers of key raw materials. Certain of those materials are purchased from single sources and others may be purchased from single sources in the future. Any disruption in supplies, including delays due to the inability of the Company or its manufacturers to procure raw materials, could have a material adverse effect on the Company's business, financial condition and results of operations.

     To manage its resources effectively, the Company attempts to retain inventory levels that are no greater than necessary to meet the currently projected needs of its customers. Any interruptions in the supply of any of the Company's products due to shortages in raw materials, changes in manufacturing sources, regulatory changes or other causes could delay or eliminate the Company's ability to supply such products. There can be no assurance that the Company will not suffer future supply insufficiencies or interruptions or that it will be able to obtain adequate supplies of its products in a timely fashion, or at all. While the Company believes that its inventory levels are generally adequate, the loss of a manufacturer, the failure to obtain or validate a replacement manufacturer on a timely basis, other manufacturing problems or any interruption of supply could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Reliance on Third Party Manufacturers and Sole-Source Suppliers."

CERTAIN LICENSE AND ROYALTY AGREEMENTS

     The Company has acquired rights to manufacture, use or market certain of its products, including certain of its Key Products, as well as many of its other proposed products and technologies, pursuant to license agreements with third parties. Such agreements contain provisions requiring the Company to use its best efforts or otherwise exercise diligence in pursuing market development for such products in order to maintain the rights granted under the agreements and may be canceled upon the Company's failure to perform its payment or other obligations. In addition, the Company has also entered into agreements to license certain rights to manufacture, use and sell certain of its technology outside the United States and Canada to various licensees, including the ZOSTRIX products line.

     In October 1996, the Company entered into a license and supply agreement with APS under which the Company has exclusive rights to market to dermatologists APS' proprietary retinol product, which the Company markets as AFIRM, and APS' salicylic acid product, which the Company markets as BETA-LIFTx. APS also manufactures these licensed products for the Company pursuant to the APS license and supply agreement. The agreement expires on the later of the expiration date of the last to expire patent relating to the AFIRM and BETA-LIFTx products, or in October 2006.

     In December 1997, in connection with the GenDerm acquisition, in addition to various license agreements relating to GenDerm's products the Company acquired an exclusive worldwide license agreement, on a country-by-country basis, to market the ZOSTRIX product line from Dr. Joel E. Bernstein. The term of the license is for the life of the patents, the last of which expires in June 2003, with royalties paid until 2002. The Company has granted such rights to the ZOSTRIX product line in Belgium, France, Germany, Greece, Italy, Luxembourg, Netherlands and Portugal to Bioglan. See "Principal Products and Product Lines."

     The Company's licensing agreement for the exclusive rights to market the THERAPLEX line of products will terminate in October 1999 with the expiration of the related patent.

     There can be no assurance that the Company will fulfill its obligations under its license agreements due to insufficient resources, lack of successful product development, lack of product acceptance or other reasons. The failure to satisfy the requirements of any such agreements may result in the loss of the Company's rights under that agreement or under related agreements. The inability of the Company to continue to license these products or to license other necessary products for use with its products or substantial increases in royalty payments under third party licenses could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the effective implementation of the Company's strategy depends on the successful integration of these licensed products with the Company's products, and therefore any flaws or limitations of such licensed products may prevent or impair the Company's ability to market and sell the Company's products, delay new product introductions, and/or adversely affect the Company's reputation. Such problems could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Licenses From Others."

TRADEMARKS

     The Company believes that trademark protection is significant in establishing product recognition. The Company owns more than 100 federally registered trademarks and trademark applications. United States federal registrations for trademarks remain in force for 10 years and may be renewed every 10 years after issuance provided the mark is still being used in commerce. There can be no assurance that any such trademark or service mark registrations will afford the Company adequate protection, or that the Company will have the financial resources to enforce its rights under any such trademark and service mark registrations. The inability of the Company to protect its trademarks or service marks from infringement could result in the impairment of any goodwill which may be developed in such trademarks or service marks. Moreover, the Company's inability to use one or more of its trademarks or service marks because of successful third-party claims to such marks could have a material adverse effect on the Company's business, financial condition and results of operations.

     From time to time, the Company receives communications from parties who allege that their trademark or service mark interests may be damaged either by the Company's use of a particular trademark or service mark or its registration of such trademark or service mark. In general, the Company seeks to resolve such conflicts before an actual opposition to registration or suit for infringement is filed. There can, however, be no assurance that such actions will not be filed or that, if filed, they will not have a material adverse effect upon the Company's business, financial condition or results of operations. See "Risk Factors -- Uncertainty of Enforceability of Trademarks, Patents and Proprietary Rights."

PATENTS AND PROPRIETARY RIGHTS

     The Company is pursuing several United States patent applications. There can be no assurance that patents will be issued with respect to any of these applications. The Company has acquired rights under certain patents and patent applications from third-party licensors. The Company has licensed rights to products covered by certain United States patents directed to aspects of the ZOSTRIX, THERAPLEX, BENZASHAVE, AFIRM and BETA-LIFTx compounds or formulations. The Company has obtained patents directed to aspects of several other compounds, including a United States patent expiring in October 2015 covering various formulations of its TRIAZ product line, a United States patent and foreign patents covering its ZONALON product line, and a United States patent and foreign patents covering its OCCLUSAL product line. The Company is currently undergoing a reexamination procedure with the United States Patent and Trademark Office relating to ZOSTRIX. The Company has also acquired from certain of its consultants and principals an assignment of their rights to certain United States patents or patent applications. Certain of such patents and patent applications may be subject to claims of rights by third parties by reason of existing relationships with the party who filed such patents or patent applications. There can be no assurance that the Company will be able to obtain any rights under such patents or patent applications as a result of such conflicting claims, or that any rights which the Company may obtain will be sufficient for the Company to market products which may be the subject of such patents or patent applications. The Company may be required to obtain licenses and/or pay royalties to obtain the rights it acquires under such patents or patent applications, and there can be no assurance that the Company will be able to obtain rights under such patents or patent applications on terms acceptable to the Company, or at all.

     The Company believes that its success will depend in part on its ability to obtain and maintain patent protection for its own inventions, and to obtain and maintain licenses for the use of patents licensed or sublicensed by third parties. There can be no assurance that any patent issued to, or licensed by, the Company will provide protection that has commercial significance. In this regard, the patent position of pharmaceutical compounds is particularly uncertain. There can be no assurance that challenges will be not be instituted against the validity or enforceability of any patent owned by or licensed to the Company or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of patents can be substantial and require a significant commitment of management's time. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate the technology owned by or licensed to the Company or design around the patented aspects of such technology. The Company only conducts complete searches to determine whether its products infringe upon any existing patents as it deems appropriate. There can be no assurance that the products and technologies the Company currently markets, or may seek to market in the future, will not infringe patents or other rights owned by others.

     The Company believes that obtaining foreign patents may be more difficult than obtaining domestic patents because of differences in patent laws, and recognizes that its patent position, therefore, may be stronger in the United States than in Europe. In addition, the protection provided by foreign patents once they are obtained may be weaker than that provided by domestic patents.

     The Company relies and expects to continue to rely upon unpatented proprietary know-how and continuing technological innovation in the development and manufacture of many of its principal products. The Company's policy is to require all its employees, consultants and advisors to enter into confidentiality agreements with the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets or proprietary know-how in the event of any unauthorized use or disclosure of such know-how. In addition, there can be no assurance that others will not obtain access to or independently develop similar or equivalent trade secrets or know-how. See "Risk Factors -- Uncertainty of Enforceability of Trademarks, Patents and Proprietary Rights" and "-- Risks Associated with GenDerm Acquisition."

COMPETITION

     The pharmaceutical industry is characterized by intense competition, rapid product development and technological change. Competition is intense among manufacturers of prescription pharmaceuticals, such as the DYNACIN, LIDEX, SYNALAR, TRIAZ, NOVACET, ZONALON, THERAMYCIN Z, BENZASHAVE and LUSTRA products for the treatment of dermatological diseases, in the OTC market for products such as the ESOTERICA, ZOSTRIX, OCCLUSAL-HP, PENTRAX, SALAC and THERAPLEX product lines, and in the cosmetic dermatology market for products such as AFIRM and BETA-LIFTx, as well as other products which the Company may develop and market in the future. Most of the Company's competitors are large, well-established pharmaceutical, chemical, cosmetic or health care companies with considerably greater financial, marketing, sales and technical resources than available to the Company. Additionally, many of the Company's present and potential competitors have research and development capabilities that may allow such competitors to develop new or improved products that may compete with the Company's product lines. The Company's products could be rendered obsolete or made uneconomical by the development of new products to treat the conditions addressed by the Company's products, technological advances affecting the cost of production, or marketing or pricing actions by one or more of the Company's competitors. The

Company's business, financial condition and results of operations could be materially adversely affected by any one or more of such developments. Each of the Company's products competes for a share of the existing market with numerous products which have become standard treatments recommended or prescribed by dermatologists. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

     DYNACIN competes with Minocin, a branded minocycline product marketed by AHP, Vectrin, marketed by Warner-Chilcott and generic minocycline products marketed by Schein, BioCraft and Barr Labs. Other oral antibiotics utilized for the treatment of acne include erythromycin, doxycycline and tetracycline marketed in branded and generic form by a variety of companies. LIDEX and SYNALAR compete with a number of corticosteroid brands in the super-, high-, mid-, and low-potency categories for the treatment of inflammatory and hyperproliferative skin conditions. Competing brands include Halog and Ultravate, marketed by Westwood-Squibb Pharmaceuticals, Inc.; Elocon, Diprolene, Diprosone and Valisone, marketed by Schering-Plough Corporation; Cyclocort, marketed by Fujisawa Pharmaceuticals Co., Ltd.; Temovate and Cutivate, marketed by Glaxo Wellcome plc; Psorcon, marketed by Rhone; and Aristocort, marketed by AHP. The Company believes that TRIAZ competes with Benzamycin, marketed by a subsidiary of Rhone; Cleocin-T and a generic topical clindamycin, marketed by Pharmacia & Upjohn Co, Inc.; and Benzac, marketed by Galderma. ESOTERICA primarily competes with Porcelana, marketed by Dep Corp. and AMBI, marketed by Kiwi Brands, a division of Sara Lee Brands Corporation. ZOSTRIX primarily competes with other topical analgesics including Capzacin, Aspercream and Sportscream, marketed by Thomson Medical Co.; Icy Hot and Flexall, marketed by Chattem, Inc.; Bengay, marketed by Pfizer Inc., and other private label capsaicins and hot/cold rubs. In the category of cosmetic dermatology products, AFIRM and BETA-LIFTx compete with various brands and private-label products, as well as compounds which some dermatologists formulate themselves in small quantities for their patients. Examples of competing brands include the Glytone line, marketed by C & M Pharmacal; the M.D. Formulations, M.D. Forte and Aqua Glycolic lines, marketed by Allergan Inc.; as well as various product lines marketed by NeoStrata Company, the Gly Derm division of ICN Pharmaceuticals, Inc., the Nova Skin Care Division of Glaxo Wellcome plc and Cellex-C Distribution Company.

     Several of the Company's products, including DYNACIN and LIDEX, compete with generic (non-branded) pharmaceuticals which claim to offer equivalent therapeutic benefits at a lower cost. In some cases, insurers and other third-party payors seek to encourage the use of generic products making branded products less attractive, from a cost perspective, to buyers. In addition, certain of the Company's OTC products, including ZOSTRIX, compete with private label products. The aggressive pricing activities of the Company's generic and private label competitors and the payment and reimbursement policies of third-party payors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Intense Competition; Uncertainty of Technological Change."

GOVERNMENT REGULATION

  Drug and Cosmetic Regulation

     The manufacture and sale of cosmetics and drugs are subject to regulation principally by the FDA and state and local authorities in the United States, and by comparable agencies in certain foreign countries. The FTC and state and local authorities regulate the advertising of OTC drugs and cosmetics. The Food and Drug Act and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, recordkeeping, approval, advertising and promotion of the Company's products. In general, products falling within the FDA's definition of "new drugs" require premarketing clearance by the FDA. Products falling within the FDA's definition of "cosmetics" or of "drugs" that are not "new drugs" and that are generally recognized as "safe and effective" do not require premarketing clearance.

     The steps required before a "new drug" may be marketed in the United States include (i) preclinical laboratory and animal testing, (ii) submission to the FDA of an Investigational New Drug ("IND") application, which must become effective before clinical trials may commence, (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug, (iv) submission to the FDA of a New Drug Application ("NDA") and (v) FDA approval of the NDA prior to any commercial sale or shipment of the drug. In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered with, and approved by, the FDA. Drug product manufacturing establishments located in California also must be licensed by the State of California in compliance with separate regulatory requirements.

     Preclinical testing is generally conducted in laboratory animals to evaluate the potential safety and the efficacy of a drug. The results of these studies are submitted to the FDA as a part of an IND, which must be approved before clinical trials in humans can begin. Typically, clinical evaluation involves a time consuming and costly three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety profile, the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large-scale, multi-center, comparative trials are conducted with patients afflicted with a target disease in order to provide enough data to demonstrate the efficacy and safety required by the FDA. The FDA closely monitors the progress of each of the three phases of clinical trials and may, at its discretion, re-evaluate, alter, suspend or terminate the testing based upon the data which have been accumulated to that point and its assessment of the risk/benefit ratio to the patient.

     In general, FDA approval is required before a new drug product may be marketed in the United States. However, most OTC drugs are exempt from the FDA's premarketing approval requirements. In 1972, the FDA instituted the ongoing OTC Drug Review to evaluate the safety and effectiveness of OTC drug ingredient then in the market. Through this process, the FDA issues monographs that set forth the specific active ingredients, dosages, indications and labeling statements for OTC drug ingredient that the FDA will consider generally recognized as safe and effective and therefore not subject to premarket approval. OTC drug ingredients are classified by the FDA in one of three categories: Category I ingredients, which are deemed "safe and effective for OTC use," Category II ingredients, which are deemed "not generally recognized as safe and effective for OTC use," and Category III ingredients, which are deemed "possibly safe and effective with studies ongoing." Based upon the results of these ongoing studies, the FDA may reclassify all Category III ingredients as Category I or Category II ingredients. For certain categories of OTC drugs not yet subject to a final monograph, the FDA usually permits such drugs to continue to be marketed until a final monograph becomes effective unless the drug will pose a potential health hazard to consumers. Drugs subject to final monographs, as well as drugs that are subject only to proposed monographs are subject to various FDA regulations concerning, for example, cGMP, general and specific OTC labeling requirements, prohibitions against promotion for conditions other than those stated in the labeling, and requirement that OTC drugs contain only suitable inactive ingredients. OTC drug manufacturing facilities are subject to FDA inspection, and failure to comply with applicable regulatory requirements may lead to administrative or judicially imposed penalties.

     The active ingredient in DYNACIN products, minocycline, and the active ingredients in LIDEX and SYNALAR, fluocinonide and fluocinolone acetonide, respectively, have been approved by the FDA under a NDA. The active ingredient in ZOSTRIX, capsaicin, is classified currently by the FDA as a category I ingredient. The active ingredient in TRIAZ and BENZASHAVE products has been classified as a Category III ingredient under a tentative final FDA monograph for OTC use in treatment of labeled conditions. The FDA has requested, and a task force of the Non-Prescription Drug Manufacturers Association, a trade association of OTC drug manufacturers, has undertaken further studies to confirm that benzoyl peroxide, an active ingredient in TRIAZ and BENZASHAVE products, is not a tumor promoter when tested in conjunction with UV light exposure. TRIAZ and BENZASHAVE products, which the Company sells on a prescription basis, have the same ingredients at the same dosage levels as the OTC products. When the FDA issues the final monograph, the Company may be required by the FDA to sell TRIAZ as an OTC drug unless the Company files an NDA covering such product. In addition, there can be no assurance as to the results of these studies or any FDA action to reclassify benzoyl peroxide. In addition, there can be no assurance that adverse test results would not result in withdrawal of TRIAZ from marketing. An adverse decision by the FDA with respect to the safety of benzoyl peroxide could result in the assertion of product liability claims against the Company and could have a material adverse effect on the Company's business, financial condition and results of operations.

     Certain ESOTERICA and LUSTRA products contain the active ingredient hydroquinone, currently a Category I ingredient. Independent expert dermatologists have formally expressed the view that hydroquinone at a 2% concentration used for ESOTERICA is generally recognized as safe and effective for its intended use. However, in 1992, with the concurrence of the FDA, the industry initiated dermatological metabolism and toxicity studies to fully support hydroquinone's continued Category I status. Notwithstanding the pendency or results of these tests, which may take up to three years to complete, the FDA may elect to classify hydroquinone as a Category III ingredient. The Company, in conjunction with the Non-Prescription Drug Manufacturers Association and other manufacturers, is responsible for 50% of the costs associated with these studies. An adverse decision by the FDA on the safety of hydroquinone could result in the assertions of product liability claims against the Company. Moreover, if hydroquinone is not maintained as a Category I or Category III ingredients, the Company would be required to cease marketing ESOTERICA and LUSTRA products containing hydroquinone. An adverse decision by the FDA on the safety of hydroquinone could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Potential Product Liability; Limited Insurance Coverage."

     The ESOTERICA, TRIAZ, BENZASHAVE and LUSTRA products must meet the composition and labeling requirements established by the FDA for products containing their respective basic ingredients. The Company believes that compliance with those established standards avoids the requirement for premarketing clearance of these products. There can be no assurance that the FDA will not take a contrary position.

     The active ingredient in ZOSTRIX, capsaicin, is classified currently by the FDA as a Category I ingredient. The active ingredient in OCCLUSAL and SALAC, salicylic acid, is classified currently by the FDA as a Category I ingredient. The active ingredient in PENTRAX, an extract of coal tar called Fractar, also is classified currently by the FDA as a Category I ingredient. NOVACET, containing the active ingredients sodium sulfacetamide and sulfur, is marketed under the FDA compliance policy entitled "Prescription Drugs Marketed Without ANDA." ZONALON, containing the active ingredient doxepin hydrochloride, has been approved by the FDA under an NDA with labeling limited to adult use.

     The Company believes its three THERAPLEX moisturizers and the AFIRM and BETA-LIFTx products, as they are promoted and intended by the Company for use, fall within the FDA's definition of "cosmetics" and therefore do not require premarketing clearance. There can be no assurance that the FDA will not take a contrary position in the future or that an adverse determination by the FDA would not result in withdrawal of the THERAPLEX moisturizers or the AFIRM and BETA-LIFTx products from the market. The Company believes that such products are subject to regulations governing product safety, use of ingredients, labeling and promotion, and methods of manufacture. See "Risk Factors -- Uncertainty of Government Regulation."

  Certain Factors Affecting the Company's Products

     The Company believes that certain of its products, as they are promoted and intended by the Company for use, are exempt from being considered "new drugs" based on the date of introduction of their active ingredients and therefore do not require premarketing clearance. There can be no assurance that the FDA will not take a contrary position. If the FDA were to do so, the Company may be required to seek FDA approval for such products, market such products as OTC products or withdraw such products from the market. The Company believes that such products are subject to regulations governing product safety, use of ingredients, labeling and promotion and methods of manufacture.

     Clinical trials and the marketing and manufacturing of pharmaceutical products are subject to the rigorous testing and approval processes of the FDA and foreign regulatory authorities. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. There can be no assurance that the Company will be able to obtain the necessary approvals to conduct clinical trials or to manufacture and market such products, that all necessary clearances will be granted to the Company or its licensors for future products on a timely basis, or at all, or that FDA review or other actions will not cause delays adversely affecting the marketing and sale of the Company's products. In addition, the testing and approval process with respect to certain new products which the Company may develop or seek to introduce is likely to take a substantial number of years and involve the expenditure of substantial resources. There can be no assurance that pharmaceutical products currently in development, or those products acquired or licensed by the Company, will be cleared for marketing by the FDA. Failure to obtain any necessary approvals or failure to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. Further, future government regulation could prevent or delay regulatory approval of the Company's products.

     There can be no assurance that any approval will be granted on a timely basis, or at all; that the FDA will not require post-marketing testing and surveillance to monitor the product and continued compliance with regulatory requirements; that the FDA will not require the submission of any lot of any product for inspection and will not restrict the release of any lot that does not comply with FDA standards; that the FDA will not otherwise order the suspension of manufacturing, recall or seizure of products; or that the FDA will not withdraw its marketing clearance of any product if compliance with regulatory standards is not maintained or if problems concerning safety or efficacy of the product are discovered following approval.

     From time to time, the FDA has issued correspondence to pharmaceutical companies, including the Company, alleging that their advertising or promotional practices are false, misleading or deceptive. The Company has resolved all such complaints without any further adverse findings by the FDA and without incurring substantial expense. However, there can be no assurance that the Company will not receive such correspondence from the FDA in the future, or that, if such notices are received, they will not result in substantial cost or disruption, including fines and penalties, in material changes to the manner in which the Company promotes its products, in loss of sales of the Company's products or other material adverse effects on the Company's business, financial condition and results of operations.

     For both currently marketed and future products, failure to comply with the applicable regulatory requirements could, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions, criminal prosecution, relabeling costs, delays in product distribution, marketing and sales, or seizure or cessation of manufacture of the products and the imposition of civil or criminal sanctions. There can be no assurance that the FDA will not change its position with regard to the safety or effectiveness of the Company's current or future products or that the FDA will agree with the Company's position regarding the regulatory status of its products. In the event that the FDA takes a contrary position regarding any of the Company's current or future products, the Company may be required to change its labeling or formulation or cease manufacturing and marketing such products. In addition, even prior to any formal regulatory action, the Company could decide voluntarily to cease distribution and sale or to recall any of its products if concern about the safety or efficacy of any of its products were to develop. Any such action could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also will be subject to foreign regulatory authorities governing clinical trials and pharmaceutical sales if it seeks to market its products outside the United States. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The approval process varies from country to country and the time required may be longer or shorter than that required for FDA approval. There can be no assurance that any foreign regulatory agency will approve any product submitted for review by the Company. See "Risk
Factors -- Uncertainty of Government Regulation."

THIRD-PARTY REIMBURSEMENT

     The operating results of the Company will depend in part on the availability of adequate reimbursement for the Company's products from third-party payors, such as government entities, private health insurers and managed care organizations. Third-party payors increasingly are seeking to negotiate the pricing of medical services and products and to promote the use of generic, non-branded pharmaceuticals through payor-based reimbursement policies designed to encourage their use. In some cases, third-party payors will pay or reimburse a user or supplier of a prescription drug product only a portion of the purchase price of the product. In the case of the Company's prescription products, payment or reimbursement by third-party payors of only a portion of the cost of such products could make such products less attractive, from a cost perspective, to users, suppliers and prescribing physicians. There can be no assurance that reimbursement, if available, will be adequate. Moreover, certain of the Company's products are not of a type generally eligible for third-party reimbursement. If adequate reimbursement levels are not provided by government entities or other third-party payors for the Company's products, or if those reimbursement policies increasingly favor the use of generic products, the Company's business, financial condition and results of operations would be materially adversely affected. In addition, managed care initiatives to control costs have influenced primary care physicians to refer fewer patients to dermatologists, resulting in a declining target market for the Company. Further reductions in referrals to dermatologists could have a material adverse impact upon the Company's business, financial condition and results of operations.

     A number of legislative and regulatory proposals aimed at changing the United States' health care system have been proposed in recent years. While the Company cannot predict whether any such proposals will be adopted, or the effect that any such proposal may have on its business, such proposals, if enacted, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Uncertainties Relating to Pharmaceutical Pricing, Third-Party Reimbursement and Health Care Reform."

PRODUCT LIABILITY INSURANCE

     The Company faces an inherent risk of exposure to product liability claims in the event that the use of its products is alleged to have resulted in adverse effects. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise received regulatory approval for commercial sale. There can be no assurance that the Company will not be subject to significant product liability claims. The Company currently has product liability insurance in the amount of $5.0 million per claim and $5.0 million in the aggregate on a claims-made basis. Many of the Company's customers require the Company to maintain product liability insurance coverage as a condition to their conducting business with the Company. As the loss of such insurance coverage could result in a loss of such customers, the Company intends to take all reasonable steps necessary to maintain such insurance coverage. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all, or that such insurance will be adequate to cover potential product liability claims, or that the loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect the Company's business, financial condition and results of operations. See "Risk Factors -- Potential Product Liability; Limited Insurance Coverage."

EMPLOYEES

     As of December 31, 1997, the Company had 100 full-time employees. The Company believes its relationship with its employees is good. The Company intends to hire personnel as needed during the next 12 months.

FACILITIES

     The Company presently leases approximately 19,000 square feet of office space for its headquarters in Phoenix, Arizona, under a lease agreement which expires in May 2005. The Company believes that these facilities will be adequate to meet its needs for the foreseeable future.

     GenDerm, presently leases approximately 61,000 square feet of office and warehouse space in Lincolnshire, Illinois, under a lease agreement which expires in June 1998 (the "Lincolnshire Lease"). GenDerm also presently leases approximately 8,600 square feet of office and warehouse space in Buffalo Grove, Illinois, under two lease agreements which expire in September 1998 (the "Buffalo Grove Leases"). Due to the integration of the operations of GenDerm into the operations of the Company, the Company presently does not intend to renew the Lincolnshire Lease or the Buffalo Grove Leases.

     GenDerm Canada, Inc., a wholly-owned subsidiary of GenDerm, presently leases approximately 7,500 square feet of office and warehouse space in St-Laurent, Quebec, Canada, under lease agreement which expires on April 30, 1998.

CERTAIN LEGAL MATTERS

     The Company and certain of its subsidiaries are parties to actions and proceedings incident to their business, including certain litigation assumed in connection with the GenDerm acquisition. The Company believes liability in the event of final adverse determinations in any of these matters is either covered by the indemnification provided to the Company under the GenDerm acquisition agreement, insurance and/or established reserves, or, will not, in the aggregate, have a material adverse effect on the business, financial position or results of operations of the Company. There can be no assurance that an adverse determination on any action or proceeding will not have a material adverse effect on the business, financial condition and results of operations of the Company. See "Risk Factors -- Risks Associated With GenDerm Acquisition."

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER SENIOR STAFF OFFICERS

     The following table sets forth certain information as of December 31, 1997 with respect to the current directors, executive officers and other senior staff officers of the Company.

NAME                                   AGE                       POSITION
-------------------------------------  ---   -------------------------------------------------
Jonah Shacknai(1)....................  41    Chairman of the Board, Chief Executive Officer
Mark A. Prygocki, Sr. ...............  31    Chief Financial Officer, Treasurer and Secretary
Ralph T. Bohrer......................  37    Senior Vice President, Sales
Joseph P. Cooper.....................  39    Senior Vice President, Manufacturing and
                                             Distribution
Pamela J. Doyle......................  45    Senior Vice President, Marketing and New Product
                                             Development
Ronald S. Gibb.......................  35    Senior Vice President, Corporate Development and
                                             Strategic Planning
Mitchell Wortzman, M.D. .............  47    Senior Vice President, Research and Development
Arthur G. Altschul, Jr.(2)...........  33    Director
Richard L. Dobson, M.D.(2)...........  69    Director
Peter Knight Esq.(3).................  46    Director
Michael A. Pietrangelo(1)(3).........  55    Director
Philip S. Schein, M.D.(2)............  58    Director
Lottie H. Shackelford(2).............  56    Director

---------------
(1) Member of the Executive Committee.

(2) Member of the Audit Committee.

(3) Member of the Stock Option Committee and Compensation Committee.

     Jonah Shacknai is a founder of the Company and has served as Chairman and Chief Executive Officer since July 1988. From 1982 to June 1988, Mr. Shacknai was a member of the Washington, D.C., law firm of Royer, Shacknai & Mehle, specializing in business, regulatory, and legislative matters relating to pharmaceutical, cosmetic, and food products. From January 1981 to October 1982, Mr. Shacknai served as counsel to the United States House of Representatives Committee on Science and Technology. From 1977 to 1981, Mr. Shacknai served as chief of staff of the Chairman of the Subcommittee on Consumer Protection and Finance of the House Energy and Commerce Committee. Mr. Shacknai served as a founding director of IVAX Corporation from 1986 to 1988. In addition, Mr. Shacknai served as a member of the Commission on the Federal Drug Approval Process. He presently serves as a trustee of the National Public Radio Foundation, a member of the National Arthritis and Musculoskeletal and Skin Diseases Advisory Council of the National Institutes of Health, and a member of the Joint High Level Advisory Panel of the United States-Israel Science and Technology Commission. Mr. Shacknai currently serves as Vice Chairman of the Board of Directors of the Delta Society, a not-for-profit organization aiding in the physical assistance and psychological therapy of disabled people with the use of animals, and as a director of Miravant Medical Technologies, a publicly held corporation specializing in PhotoPoint drugs and devices and HealthWorld Corporation, a publicly held corporation specializing in healthcare advertising and communication.

     Mark A. Prygocki, Sr., has served as Chief Financial Officer, Treasurer and Secretary since May 1995 and served as Controller of the Company from October 1992 until May 1995. From July 1990 through October 1992, Mr. Prygocki was employed by Salomon Brothers Inc., an investment banking firm, as an Accountant in the Regulatory Reporting Division.

     Ralph T. Bohrer has been Senior Vice President, Sales, of the Company since July 1994, prior to which he served as a regional healthcare advertising and communication sales manager for the Company from 1990 to 1994. Mr. Bohrer previously worked in various sales positions at Schering Plough Corporation, a pharmaceutical company.

     Joseph P. Cooper has been Senior Vice President, Manufacturing and Distribution, of the Company since February 1996. Mr. Cooper previously was Director of Materials Management with Schein Pharmaceutical-Steris Laboratories, a subsidiary of Schein Pharmaceuticals, Inc., from August 1989 to February 1996.

     Pamela J. Doyle has been Senior Vice President, Marketing, of the Company since June 1995. Prior to joining the Company, Ms. Doyle was a senior marketing executive in the pharmaceutical industry, first with the Ortho Pharmaceutical division of Johnson & Johnson from 1977 to 1992 and then with the NeoStrata Corporation, a dermatology product supplier, from 1993 to 1995.

     Ronald S. Gibb has been Senior Vice President, Strategic Planning and Corporate Development, of the Company since November 1997. Previously, Mr. Gibb was Vice President and Division Manager of Norwest Business Credit since 1995 and previously held various positions in the business credit, derivative products and national accounts units at Norwest since 1985.

     Mitchell S. Wortzman, Ph.D., has been Senior Vice President, Research and Development, of the Company since August 1997. From 1980 to 1997, Dr. Wortzman was employed at Neutrogena Corporation, most recently serving as President of the Dermatologics Division since 1989.

     Arthur G. Altschul, Jr., has been a director of the Company since December 1992. Since 1996, Mr. Altschul is a founder and co-Chairman of Diaz & Altschul Group, LLC, a merchant banking organization. Between 1985 and 1991, Mr. Altschul worked in the Equity and Fixed-Income trading departments at Goldman, Sachs & Co., was a founding limited partner of The Maximus Fund, LP, and worked in the Equity Research department at Morgan Stanley & Co. From 1992 to 1996, Mr. Altschul worked at SUGEN, Inc., a NASDAQ-traded biopharmaceutical company focused on cancer research and drug development, most recently as Senior Director of Corporate Affairs. Mr. Altschul serves on the Board of Directors of General American Investors, Inc., a NYSE-traded closed-end investment company; Delta Opportunity Fund, Ltd., an offshore investment fund which invests primarily in private placements of publicly-traded technology companies; Catamount Brewery Corporation, and Prototek II, Inc. Mr. Altschul holds a B.Sc. from Columbia University in Computer Science.

     Richard L. Dobson, M.D., has been a director of the Company since September 1991. He has been a Professor of Dermatology at the Medical University of South Carolina since January 1980. He is a past President of the American Board of Dermatology and a past President of the American Academy of Dermatology. Dr. Dobson also serves as the Editor-in-Chief of the Journal of the American Academy of Dermatology.

     Peter S. Knight, Esq., has been a director of the Company since June 1997. Mr. Knight has been a partner of the law firm of Wunder, Knight, Levine, Thelen & Forscey since 1991, where he specializes in pharmaceutical, environmental, and communication matters. In 1996, at the request of President Clinton, Mr. Knight served as the National Campaign Manager for Clinton/Gore '96. Mr. Knight served as the General Counsel and Secretary of the Company from 1989 to 1991. Mr. Knight served as Chief of Staff to Senator Al Gore (D-TN) from 1977 to 1989, and served as the Campaign Director for the Gore for President Committee in 1988. Mr. Knight currently serves on the Boards of COMSAT, Whitman Education Group, the Center for National Policy, and the Schroder Series Trust. Mr. Knight serves as the Chairman of the Vice President's Residence Foundation and is the Founding Director of Builders for Peace.

     Michael A. Pietrangelo has been a director of the Company since October 1990. He has served as the President of Johnson Products Company, a division of IVAX Corporation, a pharmaceutical corporation, since July 1994. From June 1990 to March 1994, Mr. Pietrangelo was the President and

Chief Executive Officer of CLEO, Inc., a Memphis-based subsidiary of Gibson Greetings, Inc., a manufacturer of specialized paper products.

     Philip S. Schein, M.D., has been a director of the Company since October 1990. Dr. Schein has been the Chairman and Chief Executive Officer of U.S. Bioscience, Inc., a publicly held pharmaceutical company involved in the development and marketing of chemotherapeutic agents, since April 1987. He has served as President of the American Society of Clinical Oncology and has chaired the Food and Drug Administration Oncology Drugs Advisory Committee. Dr. Schein presently serves as Adjunct Professor of Medicine and Pharmacology at the University of Pennsylvania School of Medicine, and as a director of Oncor, Inc., a cancer-focused molecular biology company.

     Lottie H. Shackelford has been a director of the Company since July 1993. Ms. Shackelford has been Executive Vice President of Global USA, Inc., a government relations firm, since April 1994 and has been Vice Chair of the Democratic National Committee since February 1989. Ms. Shackelford was Executive Vice President of U.S. Strategies, Inc., a government relations firm, from April 1993 to April 1994. She was also Co-Director of Intergovernmental Affairs for the Clinton/Gore presidential transition team between November 1992 and March 1993, Deputy Campaign Manager of Clinton for President from February 1992 to November 1992, and Executive Director, Arkansas Regional Minority Purchasing Council from February 1982 to January 1992. In addition, Ms. Shackelford has served in various local government positions, including Mayor of Little Rock, Arkansas. She also is a director of Philander Smith College, the Chapman Funds in Baltimore, Maryland, and the Overseas Private Investment Corporation.

KEY CONSULTANT

     Dr. Eugene Gans, Ph.D., has been Chairman of the Company's Central Research Committee since 1988. Dr. Gans has been appointed to several industry task groups and advisory committees and is a member of numerous professional societies. He has 19 United States patents either issued to him or pending.

     Dr. Gans serves as a consultant to the Company pursuant to an agreement between the Company, Dr. Gans and Hastings Associates, a company owned by Dr. Gans. That agreement has an indefinite term and may be terminated at any time by either the Company or Dr. Gans upon specified notice. Under the Company's agreement with Dr. Gans, the Company sponsors and funds the development of specified projects selected by the Company, as to which the Company owns all intellectual property rights. Dr. Gans has rights to perform consulting work for other companies that may result in the development of certain products, including certain dermatology products specified in the agreement, which the Company elects not to develop.

     In December 1988, the Company entered into a royalty agreement with Lincoln Ventures, Inc., a company owned by Dr. Gans, to compensate Dr. Gans for development and formulation work he performed before he joined the Company on certain products which the Company currently now uses and markets. Royalties paid to Lincoln Ventures, Inc. are based on sales of such products, including the THERAPLEX line of products. Lincoln Ventures, Inc. does not have the power to prohibit the Company's marketing of such products upon termination of this agreement.

EMPLOYMENT AGREEMENTS

     In July 1996, the Company entered into an employment agreement (the "Employment Agreement") with Mr. Shacknai, effective July 1, 1996, to continue to serve as Chairman of the Board and Chief Executive Officer of the Company. The Employment Agreement expires on June 30, 2001, and automatically renews for successive periods of five years, unless either party gives timely notice of an intention not to renew. Mr. Shacknai also may terminate the Employment Agreement prior to the end of the term. Under the Employment Agreement, Mr. Shacknai agreed that, during his employment by the Company and for a period of one year following termination for reasons other than a change in ownership or control of the Company, he will not engage in, consult with or be employed by any

Competing Business, as defined in the Employment Agreement. The Employment Agreement contains customary non-solicitation provisions and provides for the transfer to the Company of any intellectual property relating to the business of the Company.

     Under the Employment Agreement, Mr. Shacknai receives an annual base salary of $400,000, effective July 1996, plus certain benefits and an annual grant of options to purchase shares of Common Stock representing a minimum specified percentage of the fully diluted capitalization of the Company. Mr. Shacknai is also eligible for annual cash bonuses and increases in his base compensation.

     The Employment Agreement provides that, if Mr. Shacknai's employment is terminated as a result of a change in control of the Company, the Company is obligated to pay Mr. Shacknai a lump sum amount equal to four times the sum of
(i) his base salary at the highest rate in effect during the proceeding 12 months and (ii) the average annual bonus, if any, paid during the proceeding three years. If Mr. Shacknai's employment is terminated without cause or by his Resignation for Good Reason, as defined in the Employment Agreement, the Company is obligated to pay him a lump sum equal to the sum of (i) the amount he would have collected in salary for the unexpired term of the Employment Agreement, were he paid at the highest salary rate in effect for the 12 months preceding his termination and (ii) his average annual bonus for the preceding three years multiplied by the number of years remaining in the Employment Agreement. In no event, however, will Mr. Shacknai's severance payment for termination without cause be less than twice the sum of (i) his highest effective salary and (ii) the average annual bonus for the preceding three years, plus 1/24 of such lump sum for each full year of Mr. Shacknai's service with the Company. If Mr. Shacknai's employment is terminated by his death, the Employment Agreement provides that the Company will continue to pay his salary, at the then-current rate, to his estate for 12 months. If Mr. Shacknai is terminated pursuant to his Disability, as defined in the Employment Agreements, the Employment Agreement provides that the Company will pay him 100% of his base salary for twelve months, and 50% of that base salary for the remainder of the term of the Employment Agreement, but in no event for less than an additional 12 months of his base salary. Finally, the Employment Agreement provides that, if it is not renewed by the Company for at least three years after its initial expiration, the Company must pay Mr. Shacknai a lump sum equal to twice the sum of (i) his annual base salary at the highest rate in effect during his last 12 months of employment with the Company and (ii) the annual average of bonus payments made to him over the preceding three years, plus 1/24 of such lump sum for each full year of Mr. Shacknai's service with the Company.

     Upon the termination of Mr. Shacknai's employment, all options previously granted to him will automatically vest, and will remain exercisable for the full terms thereof. After termination, Mr. Shacknai will also receive the employee benefits he was eligible to participate in for four years unless the Employment Agreement is not renewed, in which event Mr. Shacknai will receive such employee benefits for two years. Under certain circumstances, the Employment Agreement may require the Company to make payments that would constitute excess parachute payments under the Internal Revenue Code of 1986, as amended. In the event that the Company were required to make payments constituting excess parachute payments, payments to Mr. Shacknai would not be deductible by the Company for tax purposes, and Mr. Shacknai would be required to pay an excise tax.

     The Company currently has no employment agreements with other employees.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of the Company's equity securities at December 31, 1997, and as adjusted to reflect the sale of the shares offered hereby, by (i) all persons known by the Company to own beneficially 5% or more of the outstanding shares of the Company's equity securities; (ii) each current executive officer of the Company; (iii) each current director of the Company; and (iv) all current executive officers and directors of the Company as a group.

                                                                                   PERCENT OF
                                                                              CLASS A COMMON STOCK
                                            SHARES BENEFICIALLY OWNED            OUTSTANDING(3)
                                          -----------------------------     -------------------------
     NAME AND ADDRESS OF BENEFICIAL       COMMON STOCK     COMMON STOCK     PRIOR TO         AFTER
    OWNER OR IDENTITY OF GROUP(1)(2)        CLASS A          CLASS B        OFFERING      OFFERING(4)
----------------------------------------  ------------     ------------     --------      -----------
Pilgrim Baxter & Associates, Ltd.(5)....    1,511,069               --        10.50%          8.22%
  1255 Drummers Lane Suite 300 Wayne, PA
  19087
Putnam Investments, Inc.(6).............    1,445,094               --        10.05%          7.86%
  One Post Office Square Boston, MA
  02109
Morgan Stanley, Dean Witter,
  Discover & Co.(7).....................    1,418,602               --         9.86%          7.72%
  1585 Broadway New York, NY 10036
American Century Companies(8)...........    1,017,100               --         7.10%          5.53%
  4500 Main Street Kansas City, MO
  64111-1800
Jonah Shacknai(9).......................      632,337          252,677         6.03%          4.74%
Mark A. Prygocki, Sr.(10)...............       17,245               --            *              *
Michael A. Pietrangelo(11)..............       40,798               --            *              *
Arthur G. Altschul, Jr.(12).............       12,673               --            *              *
Richard L. Dobson, M.D.(13).............       26,914               --            *              *
Lottie H. Shackelford(14)...............       17,673               --            *              *
Philip S. Schein, M.D.(15)..............        4,821               --            *              *
Peter S. Knight(16).....................        8,687
All executive officers and directors of
  the Company as a group (8
  persons)(17)..........................      761,148          252,677         6.87%          5.40%
                                              -------          -------       ------         ------

---------------
  *  Represents beneficial ownership of less than 1%.

 (1) Unless otherwise indicated, the address of the beneficial owner is c/o Medicis Pharmaceutical Corporation, 4343 East Camelback Road, Suite 250, Phoenix, Arizona 85018-2700.

 (2) Beneficial ownership is determined with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Class A Common Stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed to be outstanding for computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of capital stock shown beneficially owned by them.

 (3) Assumes that each share of Class B Common Stock has been converted into one share of Class A Common Stock.

 (4) Includes the sale of 4,000,000 shares of Class A Common Stock offered hereby by the Company. Assumes no exercise of the Underwriters' over-allotment option.

 (5) Based on a Schedule 13G filed with the SEC.

 (6) Based on a Schedule 13G filed with the SEC. Includes 1,079,468 shares of Class A Common Stock Putnam Investment Management, Inc. ("PIM") and 355,626 shares of Class A Common Stock held by the Putnam Advisory Company, Inc. ("PAC"). PIM and PAC are wholly-owned subsidiaries and investment advisors to Putnam Investments, Inc. ("PI"). PI is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc.

 (7) Based on a Schedule 13G filed with the SEC. Includes 926,340 shares of Class A Common Stock held by Dean Witter InterCapital Inc., a wholly-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co.

 (8) Based on data from CDA/Spectrum-Prism for Research.

 (9) Includes 284,435 shares of Class A Common Stock issuable upon exercise of stock options within 60 days.

(10) Includes 16,945 shares of Class A Common Stock issuable upon exercise of stock options within 60 days.

(11) Includes 17,673 shares of Class A Common Stock issuable upon exercise of stock options within 60 days.

(12) Includes 12,673 shares of Class A Common Stock issuable upon exercise of stock options within 60 days.

(13) Includes 22,899 shares of Class A Common Stock issuable upon exercise of stock options within 60 days.

(14) Includes 17,673 shares of Class A Common Stock issuable upon exercise of stock options within 60 days.

(15) Includes 4,821 shares of Class A Common Stock issuable upon exercise of stock options within 60 days.

(16) Includes 5,250 shares of Class A Common Stock issuable upon exercise of stock options within 60 days.

(17) Includes an aggregate of 382,369 shares of Class A Common Stock issuable upon exercise of stock options within 60 days held by eight executive officers and directors.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company has two classes of authorized common stock: Class A Common Stock, par value $0.014 per share, of which the Company is authorized to issue 50,000,000 shares, and Class B Common Stock, par value $0.014 per share, of which the Company is authorized to issue 1,000,000 shares. As of the close of business on December 31, 1997, 14,103,623 shares of Class A Common Stock were issued and outstanding and held by approximately 347 holders of record. As of December 31, 1997, 281,974 shares of Class B Common Stock were issued and outstanding and held by two holders. As of such date, an additional 1,673,761 shares of Class A Common Stock were subject to outstanding options.

     Except as noted below, the designations, preferences, limitations and relative rights of the Class A Common Stock and Class B Common Stock are substantially identical. Holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to ten votes per share. Except as required by law, holders of Class A Common Stock and Class B Common Stock vote together as a class on all matters with respect to which stockholders of the Company are entitled to vote.

     Holders of Class A Common Stock and Class B Common Stock have equal rights to receive dividends and other distributions, if any, as such may be declared from time to time by the Board of Directors; provided, that any dividend of shares to be declared and paid to holders of Class A Common Stock must be accompanied by an equivalent dividend to holders of Class B Common Stock. If the Company shall in any manner subdivide, combine or reclassify the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class shall be subdivided, combined or reclassified proportionately in the same manner and on the same basis as the outstanding shares of Class A Common Stock or Class B Common Stock, as the case may be, have been subdivided, combined or reclassified.

     Holders of Class A Common Stock and Class B Common Stock are not entitled to preemptive or similar rights. The Class B Common Stock may be converted into Class A Common Stock on a share-for-share basis at any time at the election of the holder and will automatically convert into Class A Common Stock upon sale or transfer other than to another holder of Class B Common Stock.

PREFERRED STOCK

     The Company currently has authorized 5,000,000 shares of Preferred Stock, par value $0.01 per share, of which no shares are issued or outstanding. See "-- Preference Stock Purchase Rights."

     Upon liquidation, dissolution or winding up of the Company, any holders of Preferred Stock shall be paid in full the amounts to which they may be entitled prior to such time as the holders of Class A Common Stock and Class B Common Stock are entitled to share in the assets of the Company on a pro-rata basis.

PREFERENCE STOCK PURCHASE RIGHTS

     On August 17, 1995, the Board of Directors adopted a stockholder rights plan (the "Rights Plan") by which it declared a dividend of one Preference Stock Purchase Right (the "Rights") on each outstanding share of Class A Common Stock and Class B Common Stock. The description and terms of the Rights are set forth in a Rights Agreement, dated as of August 17, 1995, as amended (the "Rights Amendment"), between the Company and Norwest Bank Minnesota, N.A., as Rights Agent. The rights are exercisable only if a person or group acquires beneficial ownership of 15% or more of the Class A Common Stock or announces a tender offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the Class A Common Stock. Each Right entitles the holder to buy one one-hundredth of a share of a new Series A Junior Participating Preference Stock at an exercise price of $185.00 per share, subject to adjustment.

     If the Company is acquired in a merger or other business combination transaction after a person has acquired beneficial ownership of 15% or more of the Class A Common Stock, each Right will entitle the holder to purchase, at the Right's then-current exercise price, a number of shares of the acquiring company's common stock having a market value of twice such price. In addition, if a person or group acquires 50% or more of the outstanding Class A Common Stock, each Right will entitle the holder, other than such person or members of such group, to purchase, at the Right's then-current exercise price, a number of shares of Class A Common Stock of such other person or group, including the Company as successor to the acquiring company or as the surviving corporation, having a market value of twice such price.

     Following the acquisition by a person or group of beneficial ownership of 15% or more of the Class A Common Stock and prior to an acquisition of 50% or more of the Class A Common Stock, the Board of Directors may exchange the Rights, other than Rights owned by such person or group, in whole or in part, at an exchange ratio of one share of Class A Common Stock or one one-hundredth of a share of the Series A Preference Stock, or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges, per Right. Prior to the acquisition by a person or group of beneficial ownership at 15% or more of the Company's Class A Common Stock, the Rights are redeemable for $0.001 per Right at the option of the Board of Directors.

DELAWARE ANTI-TAKEOVER LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Norwest Shareowner Services.

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

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, BancAmerica Robertson Stephens, Hambrecht & Quist LLC and Smith Barney Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares, if any are purchased.

        UNDERWRITER                                                    NUMBER OF SHARES
        -------------------------------------------------------------  ----------------
        BancAmerica Robertson Stephens...............................      1,402,000
        Hambrecht & Quist LLC........................................      1,051,500
        Smith Barney Inc. ...........................................      1,051,500
        Lehman Brothers Inc. ........................................        165,000
        A.G. Edwards & Sons, Inc. ...................................        165,000
        Stifel, Nicolaus & Company, Incorporated.....................        165,000
                                                                           ---------
                  Total..............................................      4,000,000
                                                                           =========

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the price to the public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $1.45 per share, of which $0.10 may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 600,000 shares of Common Stock at the same price per share as the Company will receive for the 4,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above tables represents as a percentage of the 4,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 4,000,000 shares are being sold.

     The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liability arising from breaches of representations and warranties contained in the Underwriting Agreement.

     Subject to certain exceptions relating to charitable gifts, estate planning transfers and sales relating to the exercise of expiring options, each director, executive officer, and other senior staff officer of the Company has agreed with the Representatives for a period of 90 days from the effective date of this Prospectus (the "Lock-Up Period") not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any option or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock owned as of the date of this prospectus or hereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancAmerica Robertson Stephens. However, BancAmerica Robertson Stephens may, in its sole discretion at any time or from time to time, without notice, release all or any portion of the securities subject to the Lock-up Agreements. Approximately 1,097,342 shares of the Company's Common Stock are subject to lock-up agreements. In addition, the Company has agreed that, during the Lock-Up Period, it will not, without the prior written consent of BancAmerica Robertson Stephens, issue, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the issuance of Common Stock upon the exercise of outstanding options and the Company's grant of options under existing employee stock option plans. See "Risk Factors -- Market Risk of Shares Eligible for Future Sales."

     The offering price for the Common Stock has been determined by negotiations among the Company and the Representative of the Underwriters, based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

     The rules of the Securities Exchange Commission prohibit the Underwriters and other members of the selling group from making a market in the Company's Common Stock during the period immediately preceding the commencement of sales. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group intend to engage in passive market making in the Company's Common Stock during such period.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions and the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock being offered hereby will be passed upon for the Company by Bryan Cave LLP, Phoenix, Arizona. Certain legal matters related to the offering will be passed upon for the Underwriters by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of the Company at June 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997, appearing in the Company's Annual Report on Form 10-K for the year ended June 30, 1997 and incorporated by reference into this Prospectus and Registration Statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of GenDerm Corporation and Subsidiaries as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

     The Company is subject to the information reporting requirements of the Exchange Act, as amended, and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional offices located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at its Washington address at prescribed rates. The Common Stock is traded on the Nasdaq National Market and such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus.

     1. Annual Report on Form 10-K of the Company for the fiscal year ended June 30, 1997.

     2. The definitive Proxy Statement of the Company filed pursuant to Section 14 of the Exchange Act in connection with the 1997 Annual Meeting of Stockholders of the Company.

     3. Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1997.

     4. Current Report on Form 8-K of the Company filed on December 15, 1997, as amended on Form 8-K/A and filed on January 9, 1998.

     5. Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended December 31, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that the statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated into this Prospectus and deemed to be part hereof, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. These documents are available upon request from the Director of Corporate Communications, Medicis Pharmaceutical Corporation, 4343 East Camelback Road, Suite 250, Phoenix, Arizona 85018-2700, (602) 808-8800.

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

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